

2022
PROXY STATEMENT

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS


DATE AND TIME
Wednesday, June 8, 2022
10:30 a.m., Eastern Time


LOCATION
Our meeting will be held at our offices located at:
UWM Main Campus – North Auditorium 585 S. Boulevard E, Pontiac, MI 48341.


RECORD DATE
Stockholders of record at the close of business on April 14, 2022 are entitled to notice of, and to vote at, the meeting and any adjournment thereof.

ITEMS OF BUSINESS	BOARD RECOMMENDATION
1. To elect as directors the three nominees named in the attached proxy statement for a three-year term or until their successors are elected and qualified	**"FOR"** each Director Nominee
2. To ratify selection of Deloitte & Touche, LLP ("Deloitte") as our Independent Registered Public Accountants	**"FOR"**
3. To approve, on an advisory basis, the compensation of our named executive officers	**"FOR"**
4. To approve, on an advisory basis, the frequency of the advisory vote on the compensation of our named executive officers	**"ONE YEAR"**

Stockholders will also transact such other business as may properly come before the annual meeting or any adjournment or postponement thereof. These matters are more fully discussed in the accompanying proxy statement.

Whether or not you expect to attend the meeting, please vote using the Internet or by mail, in each case, by following the instructions in our proxy statement. Stockholders who execute a proxy may nevertheless attend the meeting, revoke their proxy and vote their shares during the meeting.

By Order of the Board of Directors

UWM HOLDINGS CORPORATION

Mat Ishbia
Chairman and CEO

VOTING METHODS

You can vote by proxy whether or not you attend the Annual Meeting. To vote by proxy, you have a choice of voting over the Internet or by using a traditional proxy card.


INTERNET
Visit www. http://www.astproxyportal.com/ast/24859 and follow the instructions. You will need the 11-digit control number included on your proxy card, voter instruction form or Notice.


MAIL
If you wish to vote by traditional proxy card, you can request a full set of materials at no charge through http://www.astproxyportal.com/ast/24859 or the phone number listed on the Notice.

We mailed a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy statement and annual report for the year ended December 31, 2021 on or about April 29, 2022.

Our proxy statement and annual report are available online at: http://www.astproxyportal.com/ast/24859

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LETTER FROM THE CHAIRMAN AND CEO

TO OUR SHAREHOLDERS AND FAMILY:

2021 was an unprecedented year for United Wholesale Mortgage. It was our 36th year in business and we accomplished far more than any other year in our history. From once occupying a small storefront in a former grocery store, we now call a state-of-the-art 200-acre campus in Pontiac, Michigan, our forever home.

In 2021, we became a publicly traded company. Ringing the opening bell on the floor of the New York Stock Exchange was such an exciting moment, as it signified that ownership of UWM expanded from the Ishbia family to every member of the UWM family.

While it is in our DNA as a company to consistently look forward and constantly improve, I would be remiss not to celebrate our accomplishments of the past year. We are America's #1 wholesale lender seven years running, and in 2021 we became America's #2 overall lender. At our very core, we see ourselves as dream makers, helping make homeownership a reality for millions of families across our great country. I am so proud that no lender in America originates more purchase loans than we do.

We continue to build out the best technology platform in the industry. In 2021, we celebrated the launch of technologies like BOLT, to streamline underwriting, and UWM Appraisal Direct, to drive efficiency in the appraisal process – and we aren't stopping there. I am excited for what lies ahead as we continue to blaze new trails with our proprietary technology.

I would like to thank all of our mortgage broker partners throughout the country for their amazing efforts and successes over the past year. Mortgage brokers are the fastest, easiest and most affordable way for a borrower to get a mortgage. Knowing this, we are confident our single channel strategy will continue to result in additional growth and opportunity.

While it is evident that our team members drive business results, their impact on the community is equally impressive. I'd like to highlight just a few of our many community initiatives from 2021: a relief program to help local restaurants struggling during the pandemic; a partnership with our county to leverage our facilities to offer a mass vaccination clinic; and, the creation of a life skills and mentorship program for teenage foster children. We also began providing our UWM Sports Complex as a community and recreation center for Pontiac, Michigan youth.

We have built a business that thrives through economic cycles. The scale of our originations, the size of our MSR portfolio and the efficiency of our business model have put us in a position to continue winning.

This will continue over the next 12 months, as UWM will further separate from the pack. Loan officers are leaving the retail channel and joining the broker channel in greater numbers than we have seen in recent history. As rates continue to rise, the combination of the purchase strength of brokers and UWM will shine bright.

Finally, I am thankful to you, our shareholders. Thank you for believing in UWMC, for believing in me and trusting us to do right by you. We're just getting started. I am proud and grateful for our team members and shareholders as we march into the future together.

Sincerely,





Mat Ishbia
Chairman and CEO



Ringing the opening bell on the floor of the New York Stock Exchange was such an exciting moment, as it signified that ownership of UWM expanded from the Ishbia family to every member of the UWM family."

TABLE OF CONTENTS

PROXY SUMMARY

BUSINESS HIGHLIGHTS

Total originations of $226.5 billion in 2021, representing a 24% increase from the $182.5 billion originated in 2020.

Purchase originations of $87.3 billion in 2021, representing a 103% increase from the $42.9 billion originated in 2020.

Total **Mortgage Servicing Rights** (MSRs) portfolio, the unpaid principal balance of MSRs, increased to $319.8 billion, from $188.3 billion on December 31, 2020.

Net income of $1.6 billion in 2021, compared to $3.4 billion of net income in 2020.



TOTAL ORIGINATIONS

2020	$182.5 B
2021	$226.5 B



PURCHASE ORIGINATIONS

2020	$42.9 B
2021	$87.3 B



MORTGAGE SERVICING RIGHTS

2020	$188.3 B
2021	$319.8 B



NET INCOME

2020	$3.4 B
2021	$1.6 B

MARKET AND PERFORMANCE HIGHLIGHTS

In 2021, the wholesale share of the overall mortgage market increased to 19%, while UWM was, for the seventh consecutive year, the largest wholesale mortgage lender in the U.S. by closed loan volume, with approximately 31% market share. Moreover, UWM's share of the overall direct funded mortgage market grew to 6% from 5.7% in 2020.

WHOLESALE CHANNEL SHARE OF OVERALL MORTGAGE MARKET

19%

UWM SHARE OF WHOLESALE CHANNEL

31%

UWM SHARE OF OVERALL MORTGAGE MARKET

6%

SCALE, EFFICIENCY & SERVICE

In 2021, over 34,000 loan officers submitted at least one loan to UWM. We maintained an average application to clear-to-close time in 2021 of approximately 18 business days, compared to management's estimate of the industry average of 46 calendar days (based on the December 2021 ICE Mortgage Technology Origination Insight Report). Additionally, our service levels remain unrivaled, represented by our 2021 average Net Promoter Score of 87.

34,000+
Submitting LOs

18 days
Application to Clear-to-Close

87
Average Client Net Promoter Score

ABOUT UWM



IMPORTANCE OF CULTURE

We are a company that feels more like a family. We are big believers that work can (and should) be fun. Working at UWM is about finding your passion and purpose while providing endless opportunities to develop a career in the mortgage industry. Along the way we take care of our team with perks that include sports leagues, dance parties, an arcade, a state-of-the-art gym and an in-house doctor's office.

At the core of our culture is our value system, the UWM Pillars. These pillars are not just words, but something we live and breathe every day.

Our Pillars
Our culture drives a durable competitive advantage

 **PILLAR 1**
Our **people** are our greatest asset

 **PILLAR 2**
Service is everyone's responsibility

 **PILLAR 3**
We are **relationship driven**, not transaction driven

 **PILLAR 4**
We are **thumb pointers** not finger pointers

 **PILLAR 5**
Continuous improvement is essential for long-term success

 **PILLAR 6**
Our path is paved with **fun and friendship**

OUR IMPACT

CORPORATE RESPONSIBILITY

We believe in doing what is right and being the best at what we do. As a company we are always looking to improve, and we embolden all those who work with us to do the same.



REDUCE, REUSE AND RECYCLE

Over 90% of light bulbs in our two primary campus buildings are LED-efficient with a goal of 100% by 2023. 194,000 pounds of paper were recycled and over 90,000 plastic water bottles were reused in 2021 through our water bottle refill stations.



COMMUNITY GIVING

During the COVID-19 pandemic, we purchased over 6,200 meals from local restaurants and donated them to local homeless shelters as part of our Restaurant Rescue Mission. Through the combination of our Pay It Forward platform, DiversiTee t-shirt sales, Restaurant Rescue Mission and charitable sponsorships, we donated over $550,000.



TEAM MEMBER DIVERSITY

A diverse workforce fosters innovation and cultivates an environment of unique perspectives. Approximately 45% of our team members are female and 28% of team members identify as ethnically diverse. Furthermore, we are proud to have been named one of the Top Workplaces for Diversity, Equity & Inclusion in 2021.



COMMUNITY LEARNING OPPORTUNITIES

We help students excel in the classroom and in life by partnering with the Pontiac School District and the Arts and Technology Academy of Pontiac. Additionally, we launched FutureU, a life skills and mentorship program for teenage foster youth.



TEAM MEMBER WELL-BEING

On-site amenities include a gym, basketball court, salon, physical therapist, chiropractor, doctor's office, massage therapist and meditation room. These resources, along with team-building activities, such as sports leagues and an on-site escape room, promote our camaraderie and well-being.



BE YOU HERE

We encourage team members to showcase their unique backgrounds, ideas and experiences to help power their dreams and our business forward. We also provide each team member with two Be You Here days every calendar year, in addition to their allotted paid time off, to allow them to celebrate the days that matter most to them.



COMMUNITY

- Our community starts with our team, and we are proud to be ranked #1 on *Training* magazine's list of Training Top 100 award winners. UWM supports continuous learning as evidenced by the 1.8 million hours of total team member training in 2021

- Each year, we provide ~30,000 hours of paid time off for team members to volunteer for the charity or cause of their choice

- Through our Pay It Forward program, our team members earn reward points that can be converted into charitable donation dollars. In 2021, we donated over $323,000 to local and national charities through the Pay It Forward program

SUSTAINABILITY

- Our campus's single-stream recycling system automatically separates waste, reducing landfill waste and increasing the recycling of paper, glass and plastic

- Our UWM Sports Complex provides a venue for recreational activities and sports for local youth, and in 2021 it was repurposed as a COVID-19 vaccination site servicing the Oakland County community

- In 2021, our team members organized multiple food drives, established community gardens, and coordinated the purchase of thousands of meals from local restaurants struggling during the pandemic. The meals were then distributed to homeless shelters throughout Southeast Michigan

DIVERSITY, EQUITY & INCLUSION

- Because we know that creating an environment of safety for our team members starts with each leader setting the tone, our leaders receive education on how to foster an inclusive workplace

- We honor and acknowledge cultural celebrations throughout the year, including a monthly DiversiTee t-shirt celebrating and supporting the many cultures within our large family

- We support company-sponsored resource groups for LGBTQ+, African American/Black, women and other minority groups to connect professionally and personally with like-minded individuals

INVESTING IN TEAM MEMBERS

Our team members are the key to offering our differentiated client service, and we provide many benefits to maximize their health, well-being, and long-term success	~200 training team members are committed to providing new hires and existing team members with the resources to build and grow their careers	Our state-of-the-art campus offers a fitness center, basketball court and volleyball court for team members to maintain a healthy lifestyle	A doctor's office, massage therapist and chiropractor are all available on-site to ensure team members can manage their well-being

TIMELINE

Shore Mortgage was founded in 1986 by Jeff Ishbia as a traditional retail mortgage lender, occupying a small storefront in a converted grocery store. United Wholesale Mortgage was established in 2001 as Shore Mortgage's wholesale lending channel. In 2014, UWM went all in on the broker channel and became 100% wholesale focused. Now, 35 years after its founding, UWM is the #1 wholesale lender seven years running and is headquartered on a 200-acre campus in Pontiac, Michigan.

1986   Jeff Ishbia establishes Shore Mortgage



2001   United Wholesale Mortgage is established as a division of Shore Mortgage

2003   Mat Ishbia joins UWM



2013   Mat Ishbia is named CEO

2014   UWM becomes 100% wholesale focused

2015   UWM becomes (and remains) the #1 wholesale lender in the U.S.



2018   UWM moves to its forever home in Pontiac, MI

2021   UWM goes public as UWMC on NYSE



PROPOSAL 1 – ELECTION OF DIRECTORS

Our Board of Directors is presently comprised of nine members who are divided into three classes designated as Class I, Class II and Class III. One class of directors is elected by the stockholders at each annual meeting with only one class of directors being elected in each year and each class (except for those directors appointed prior to our first annual meeting of stockholders) serving a three-year term. We believe that the classified Board is the most effective way for the Board to be organized because it ensures a greater level of certainty of continuity from year-to-year which provides stability in organization and experience. This continuity and stability are particularly important given the cyclical nature of the mortgage industry.

Our Board, current directors and classifications are as follows:

Class I Term Expires at 2022 Annual Meeting	Class II Term Expires at 2023 Annual Meeting	Class III Term Expires at 2024 Annual Meeting
Kelly Czubak	Jeffrey A. Ishbia	Justin Ishbia
Alex Elezaj	Laura Lawson	Robert Verdun
Mat Ishbia	Isiah Thomas	Melinda Wilner

Each of the nominees for election to Class I is currently a member of the Board. If elected at the Annual Meeting, each of the nominees would serve for three years and until his or her successor is duly elected and qualified, or until such director's earlier death, resignation or removal. If any of the nominees is unable to serve or for good cause will not serve (a contingency which the Board does not expect to occur), the proxies will be voted for a substitute nominee chosen by the present Board. In such situation and in any other situation in which a nominee will not serve, the present Board may also (i) reduce the size of the Board or (ii) maintain the size of the Board and the stockholders may vote for a substitute nominee chosen by the present Board to fill the vacancy or vote for just the remaining nominee or nominees, leaving a vacancy or vacancies that may be filled at a later date by the Board.

The names of the nominees for election as Class I directors at the Annual Meeting and of the incumbent Class II and Class III directors, and certain information about them, including their ages as of the Record Date, are included below.



AGE

6
50 YEARS
AVERAGE AGE
1
2
<50
50-59
60+

DIVERSITY

1
3
5
44%
DIVERSE
RACIAL DIVERSITY
GENDER DIVERSITY

The table below sets forth, for each of our director nominees and our continuing directors, the diverse skills, experience and perspective that they bring to our Board and why our Board believes that the specific skill, experience or perspective is important to an effective Board.

SKILLS AND RELEVANCE TO UWMC	MAT ISHBIA	JEFFREY ISHBIA	JUSTIN ISHBIA	ISIAH THOMAS	KELLY CZUBAK	ROBERT VERDUN	ALEX ELEZAJ	MELINDA WILNER	LAURA LAWSON
CEO EXPERIENCE — Enhances the Board's ability to manage risk and oversee operations	✓	✓	✓	✓		✓	✓		
MORTGAGE INDUSTRY — To provide insight and guidance on navigating and capitalizing on market dynamics in the mortgage industry	✓	✓			✓		✓	✓	✓
HUMAN RESOURCES/TALENT MANAGEMENT — To understand and provide valuable insight into attracting, motivating, developing and retaining top talent and manage succession	✓	✓	✓	✓		✓	✓	✓	✓
ACCOUNTING/TREASURY — Allow for effective oversight and understanding of financial reporting, financing transactions, complex acquisitions and internal controls	✓	✓	✓	✓	✓	✓	✓		
CORPORATE GOVERNANCE / OTHER PUBLIC COMPANY DIRECTORSHIP — Supports our goals of strong Board and management accountability, transparency, effective oversight and good governance		✓	✓	✓		✓			
GOVERNMENT RELATIONS AND REGULATORY — Experience and understanding of the complex regulatory environment in which our business operates allow the Board the ability to evaluate and navigate the regulatory risks associated with the mortgage industry	✓	✓	✓		✓	✓	✓	✓	
STRATEGIC DEVELOPMENT/GROWTH — Experience in understanding the challenges in a growing business allows the Board the ability to provide oversight for the associated risks and provide insight on opportunities	✓	✓	✓	✓	✓	✓	✓	✓	✓
UNDERWRITING AND RISK MANAGEMENT — Skills and experience in assessment and management of business and financial risk factors allow the Board to effectively oversee risk management and assist UWMC in managing the risks that it encounters	✓	✓	✓		✓	✓		✓	

NOMINEES FOR DIRECTOR

Class I Directors
Terms To Expire at the 2025 Annual Meeting



KELLY CZUBAK

Independent

Age: 41

Director Since: 2021

Committees: Audit,
Compensation (Chair)

Ms. Czubak currently serves as a Class I member of our Board. Ms. Czubak has been Assistant Vice President of First National Bank of America since April 2011, focusing on whole loan acquisitions. Ms. Czubak joined First National Bank of America in June 2005 as a residential loan officer. Prior to that, Ms. Czubak spent three years as an annuity specialist for Jackson National Life Insurance Company. Ms. Czubak has a B.A. in human services from Michigan State University.

QUALIFICATIONS

- Ms. Czubak brings to the Board significant experience in the mortgage industry, both originations and the resale markets.



ALEX ELEZAJ

EVP, Chief Strategy Officer and Director

Age: 46

Director Since: 2021

Committees: None

Mr. Elezaj currently serves as the Executive Vice President, Chief Strategy Officer of UWM Holdings Corporation and as a Class I member of our Board. Mr. Elezaj has served as Executive Vice President and Chief Strategy Officer of UWM since April 2018. Prior to joining UWM, Mr. Elezaj served as Chief Executive Officer of Class Appraisal, Inc., an appraisal management company, from April 2015 to April 2018. From December 2010 to March 2015, Mr. Elezaj served as Chief Operating Officer of Whitlam Group, a labeling and packaging solutions company, and as Vice President of Sales and Marketing from June 2008 to December 2010. Prior to joining Whitlam Group, Mr. Elezaj served as Group Manager at Takata Corporation, an automotive parts company. Mr. Elezaj holds an MBA from Michigan State University and a BBA from Walsh College.

QUALIFICATIONS

- Mr. Elezaj brings to the Board significant experience in the residential mortgage industry and related industries as well as his prior senior executive experience during which he was responsible for developing and implementing growth strategies and marketing initiatives.



MAT ISHBIA
Chairman and Chief Executive Officer

Age: 42

Director Since: 2021

Committees: Compensation

Mr. Ishbia currently serves as the Chairman and Chief Executive Officer of UWM Holdings Corporation and as a Class I member and Chairman of our Board. Mat Ishbia has served as UWM's Chief Executive Officer since June 2013. Mr. Ishbia joined UWM on a full-time basis in 2003 as an Account Executive and since then has held several positions of increasing responsibility leading up to his current role, including National Sales Manager and Executive Vice President, Wholesale. Under Mr. Ishbia's leadership, UWM has become one of the most innovative lenders in the industry growing to an approximately 8,000 person team. Mr. Ishbia is a prominent advocate for mortgage brokers nationwide and regularly promotes the wholesale channel on national platforms such as CNBC, Fox Business and Bloomberg TV. He has been named one of the "Most Influential Mortgage Professionals Under 40" and one of the "25 Most Connected Mortgage Professionals" by National Mortgage Professional magazine. Additional accolades include being named a "Rising Star" and Vanguard Award winner by HousingWire. In 2019, Mr. Ishbia authored the book "Running the Corporate Offense", applying lessons he learned playing basketball for Michigan State University coach Tom Izzo to running a highly successful business. Mat Ishbia earned his bachelor's degree from Michigan State University. Mat Ishbia and Justin Ishbia are Jeffrey A. Ishbia's sons.

QUALIFICATIONS

- Mr. Mat Ishbia brings to the Board his prior and current senior executive and financial management experience at UWM, arising from his role as CEO, his operational knowledge and experience at UWM and his business and competitive knowledge of the wholesale mortgage industry.



RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors recommends a vote "**FOR**" each of the director nominees.

DIRECTORS CONTINUING IN OFFICE

Class II Directors
Terms Expire at the 2023 Annual Meeting



JEFFREY A. ISHBIA
Director

Age: 74

Director Since: 2021

Committees: None

Mr. Ishbia currently serves as a Class II member of our Board. Mr. Ishbia is the founder of UWM and served as its Executive Chairman since its inception in July 1986 through the consummation of the Business Combination in January 2021. Since September 1990, Mr. Ishbia has served as Managing Partner of the law firm Ishbia & Gagleard, P.C., a boutique law firm specializing in transactional, real estate and corporate law. Mr. Ishbia is also the principal and manager of various operating businesses, including enterprises in hospitality, home security, title, insurance, auto parts manufacturing and the financial sector. Mr. Ishbia is also involved in a number of retail and office space real estate investments. Mr. Ishbia is a graduate of Wayne State University Law School. Mat Ishbia and Justin Ishbia are Jeffrey A. Ishbia's sons.

QUALIFICATIONS

- Mr. Jeff Ishbia brings to the Board long-term institutional knowledge of UWM's operations and experience as a senior executive of diversified businesses.



LAURA LAWSON
EVP, Chief People Officer and Director

Age: 44

Director Since: 2021

Committees: None

Ms. Lawson currently serves as the Executive Vice President, Chief People Officer of UWM Holdings Corporation and as a Class II member of our Board. Ms. Lawson has served as Executive Vice President and Chief People Officer of UWM since August 2014. From July 2011 until August 2014, Ms. Lawson served in various roles in the Marketing Department at UWM. Prior to joining UWM, Ms. Lawson served as Staff Supervisor at Taubman Company, a real estate company, from May 2009 to July 2010. Ms. Lawson holds a B.A. in advertising from Michigan State University.

QUALIFICATIONS

- Ms. Lawson brings to the Board operational knowledge and long-term experience at UWM, arising from her eleven years at UWM in positions of increasing responsibility, and her understanding of the wholesale mortgage industry.



ISIAH THOMAS
Independent

Age: 60

Director Since: 2021

Committees: Audit

Public Boards: Madison Square Garden Entertainment Corp, One World Pharma, Inc.

Mr. Thomas currently serves as a Class II member of our Board. Mr. Thomas has been the Chairman and Chief Executive Officer of Isiah International, LLC, a holding company with interests in a diversified portfolio of businesses, since 2011. In addition, Mr. Thomas has served as Chief Executive Officer and Vice Chairman of One World Pharma, Inc., a public company supplier of hemp-derived ingredients, since June 2020. Mr. Thomas also has been a Commentator and Analyst for NBA TV since 2014 and Turner Sports since 2012. He previously served as the President & Alternate Governor of the New York Liberty of the Women's National Basketball Association from 2015 to February 2019, the Head Basketball Coach at Florida International University, from 2009 to 2012, the General Manager, President of Basketball Operation and Head Coach of the New York Knicks of the NBA, from 2006 to 2008, the Head Coach of the Indiana Pacers of the NBA from 2000 to 2003, the Owner of the Continental Basketball Association from 1998 to 2000, Minority Owner & Executive Vice President of the Toronto Raptors of the NBA from 1994 to 1998 and point guard for the Detroit Pistons of the NBA from 1981 to 1994. Mr. Thomas has served as a director of Madison Square Garden Entertainment Corp. since April 2020. Mr. Thomas has a B.S. in criminal justice from Indiana University and a Master's in education from UC Berkeley.

QUALIFICATIONS

- Mr. Thomas brings to the Board his experience as a public company director and his experience as a senior executive of diversified businesses.

Class III Directors
Terms Expire at the 2024 Annual Meeting



JUSTIN ISHBIA
Director

Age: 44

Director Since: 2021

Committees: None

Mr. Ishbia currently serves as a Class III member of our Board. Mr. Ishbia was on UWM's advisory board from 2011 until the consummation of our Business Combination. He is a founding partner of Shore Capital Partners, a private equity firm, and has been its Managing Partner since 2009. As Managing Partner, Mr. Ishbia is responsible for investment sourcing and valuation, transaction structuring, the securing of financing, fundraising and all administrative activities. Prior to founding Shore Capital Partners, Mr. Ishbia served as an investment professional at Valor Equity Partners, a private equity firm, from 2007 to 2009. From 2004 to 2007, Mr. Ishbia was an attorney in the private equity group of Kirkland and Ellis. Mr. Ishbia also serves on the Boards of Directors of various private companies. Mr. Ishbia holds a J.D. from Vanderbilt University Law School and a B.A. in accounting from Michigan State University. Justin Ishbia and Mat Ishbia are Jeffrey A. Ishbia's sons.

QUALIFICATIONS

- Mr. Justin Ishbia brings to the Board long-term experience with UWM and substantial finance knowledge and expertise as well as corporate governance experience serving on a number of Boards of other well-regarded private portfolio companies.



ROBERT VERDUN
Independent

Age: 56

Director Since: 2021

Committees: Audit (Chair), Compensation

Mr. Verdun currently serves as a Class III member of our Board. Since October 2016, Mr. Verdun has served as Chief Executive Officer of Third Wave LLC, a consulting company that provides consulting services to businesses and entrepreneurs. Prior to that, Mr. Verdun founded and served as President and Chief Executive Officer of Computerized Facility Integration LLC ("CFI"), a management consulting and technology company, from 1990 until 2015 when CFI was sold to Cantor Fitzgerald's Newmark Knight Frank ("Newmark") business, after which Mr. Verdun served as President of Newmark's Corporate Services division until 2016. Mr. Verdun was named Ernst & Young Entrepreneur of the Year in 2014. Mr. Verdun also serves as a member of the Board of directors of Slang Worldwide Inc., a Canadian public company focusing on consumer packaged cannabis goods.

QUALIFICATIONS

- Mr. Verdun brings to the Board substantial accounting and finance knowledge and expertise as well as experience serving on other public corporations and experience advising growth-oriented companies.



MELINDA WILNER
EVP, Chief Operating Officer and Director

Age: 46

Director Since: 2021

Committees: None

Ms. Wilner currently serves as the Executive Vice President and Chief Operating Officer of UWM Holdings Corporation and as a Class III member of our Board. Ms. Wilner has served as Executive Vice President and Chief Operating Officer of UWM since August 2015. From October 2011 until August 2015, Ms. Wilner served in multiple roles at UWM, including Head of Underwriting and Underwriting Manager. Prior to joining UWM, Ms. Wilner served as a Mortgage Branch Manager and Underwriter for Bank of Ann Arbor's Wholesale Division from February 2009 to October 2011. Ms. Wilner holds a B.A. in economics from Vanderbilt University.

QUALIFICATIONS

- Ms. Wilner brings to the Board her significant operational knowledge and experience at UWM and competitive knowledge of the wholesale mortgage industry.

CORPORATE GOVERNANCE

CORPORATE GOVERNANCE GUIDELINES

Our Board has adopted Corporate Governance Guidelines, which provide the framework for our corporate governance along with our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws, committee charters and other key governance practices and policies. These guidelines can be found under the Investor Relations – Governance section of our website at www.uwm.com, and such information is also available in print to any stockholder who requests it through our Investor Relations department. Highlights of our Corporate Governance Guidelines are described below:

- our Board has access to our team members, as well as to our independent advisors such as auditors, compensation consultants, outside legal counsel and any other advisors the Board considers necessary or advisable to retain in order to help it perform its duties;

- independent directors shall endeavor to have executive sessions at which only independent directors may be present in conjunction with each regular meeting of the Board; and at least two such executive sessions shall be held each year;

- the Board will have an Audit Committee, comprised solely of members who are "independent directors" as defined in the NYSE listing rules and that meet the heightened independence requirements of the SEC rules;

- the Board will have a Compensation Committee that, for so long as we are a "controlled company," may have non-independent directors as members, provided, however, that upon the Board's determination that UWMC has ceased to be a "controlled company," the Board shall cause the Compensation Committee to be comprised solely of members who are "independent directors" as defined in the NYSE listing rules within the periods required by the NYSE's phase-in rules;

- for so long as we are a "controlled company," the full Board will fulfill the responsibilities of a nominating committee, provided, however, that upon the Board's determination that UWMC has ceased to be a "controlled company," the Board shall cause the Board to have a nominating committee to be comprised solely of members who are "independent directors" as defined in the NYSE listing rules within the periods required by the NYSE's phase-in rules;

- the Board has not established term limits for our directors in light of the substantial benefits that result from having a group of directors maintain a sustained focus on our business strategy and industry over a significant period of time;

- management directors shall offer to resign from the Board upon their resignation, removal, or retirement as an employee of UWM and non-management directors shall promptly notify the Board and offer to resign from the Board upon a significant change in their business position;

- to ensure that our directors have sufficient time to dedicate to their responsibilities as directors, (1) management directors, including our CEO, shall not simultaneously serve on more than three public company boards, including UWMC, (2) non-management directors shall not simultaneously serve on more than five public company boards, including UWMC, and (3) members of the Audit Committee shall not simultaneously serve on more than three public company boards, including UWMC; and

- the Board should conduct a self-evaluation at least annually to determine whether it and its committees are functioning effectively.

BOARD LEADERSHIP STRUCTURE

Our Board does not have a policy requiring the positions of the Chairperson of the Board and Chief Executive Officer to be separate or held by the same individual. The Board believes that this determination should be based on circumstances existing from time to time, based on criteria that are in our best interests and the best interests of our stockholders, including the composition, skills and experience of the Board and its members, specific challenges faced by our business or the industry in which we operate and governance efficiency. Our Board has elected Mat Ishbia as Chairman of the Board because it believes that Mat Ishbia's strategic vision for the business, his in-depth knowledge of UWM's operations, and his experience serving as the Chairman and Chief Executive Officer of UWM make him well qualified to serve as both Chairman of the Board and Chief Executive Officer. Combining the roles of Chairman and Chief Executive Officer helps provide strong and consistent leadership for the management team and our Board.

DETERMINATION OF INDEPENDENCE AND STATUS AS A "CONTROLLED COMPANY"

Independent Directors. Our Board has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment and affiliations, our Board determined that neither Ms. Czubak, Mr. Thomas nor Mr. Verdun has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is an "independent director" as that term is defined under applicable NYSE listing requirements and rules. In making these determinations, our Board considered the current and prior business and personal activities that each non-employee director as they relate to us and our management and all other facts and circumstances our Board deemed relevant in determining their independence, including each non-employee director's direct and beneficial ownership of our capital stock and the transactions involving them described in the section titled "Related Person Transactions."

Controlled Company Exception. Because Mr. Mat Ishbia controls a majority of our outstanding combined voting power, we are a "controlled company" under the corporate governance rules for NYSE-listed companies. Under these rules, a company is a controlled company if more than 50% of the combined voting power for the election of directors is held by an individual, group or another company. A controlled company may elect not to comply with certain corporate governance requirements otherwise applicable to NYSE-listed companies, including the requirements that:

- a majority of the Board consist of independent directors;
- the compensation committee be composed entirely of directors meeting NYSE independence standards applicable to compensation committee members with a written charter addressing the committee's purpose and responsibilities;
- the compensation committee be responsible for the hiring and overseeing of persons acting as compensation consultants and be required to consider certain independence factors when engaging such persons; and
- director nominees be selected, or recommended for the board's selection, either by a majority of the independent directors of the board or a nominating committee comprised solely of independent directors with a written charter addressing the committee's purpose and responsibilities.

We have availed, and intend to continue to avail, ourselves of certain of these exemptions and, for so long as we qualify as a controlled company, we will maintain the option to utilize from time to time some or all of these exemptions. For example, our Compensation Committee does not consist entirely of independent directors, we do not have a nominating committee, and our director nominees are not selected (or recommended for selection by our Board) in a vote in which only independent directors participate. Therefore, for as long as we remain a "controlled company," stockholders do not have the same protections afforded to shareholders of companies that are subject to all of these corporate governance requirements.

Our Class D common stock has ten votes per share and our Class A common stock has one vote per share. Primarily by virtue of his role at SFS Corp., which holds all of our Class D common stock, Mr. Mat Ishbia is able to exercise voting rights with respect to a majority of the voting power of our outstanding capital stock. Transfers by SFS Corp. of their Class B Units in UWM Holdings LLC and their stapled shares of Class D common stock will generally result in those shares converting into Class A common stock, subject to limited exceptions, such as certain transfers effected for estate planning or charitable purposes. The conversion of Class B Units in UWM Holdings LLC and their stapled shares of Class D common stock into Class A common stock will have the effect, over time, of decreasing the relative voting power of SFS Corp. If at any time we cease to be a "controlled company" under the rules of the NYSE, our Board will take all action necessary to comply with the applicable rules of the NYSE, including appointing a majority of independent directors to our Board and establishing certain committees composed entirely of independent directors, subject to a permitted "phase-in" period.

Executive Sessions. The independent members of the Board generally meet in an executive session at each regularly scheduled meeting of the Board.

DIRECTOR NOMINATION PROCESS

As a controlled company, we do not use solely independent directors or a committee comprised solely of independent directors to evaluate director candidates and select or recommend director nominees for selection by our Board. The process followed by our Board to identify and evaluate director candidates may include requests to members of our Board and others for recommendations, meetings from time to time to evaluate biographical information and background material relating to potential candidates, and interviews of selected candidates by members of our Board. Our Board believes that it can adequately fulfill the functions of a nominating committee without having to appoint an additional committee to perform that function. The Board believes that not having a separate nominating committee saves the administrative expense that would be incurred in maintaining such a committee, saves time for directors who would serve on a nominating committee if it were established and is appropriate based on the voting and pecuniary ownership percentage held by SFS Corp. and our CEO. As there is no nominating committee, we do not have a nominating committee charter.

Our Board has used an informal process to identify potential candidates for nomination as directors. Candidates for nomination have been recommended by an executive officer or director and considered by our Board. Generally, candidates have been known to one or more of our Board members. Our Board has not adopted specific minimum qualifications that it believes must be met by a person it recommends for nomination as a director. At least a majority of our independent directors participate in the consideration of director nominees. These directors are independent, as independence for nominating committee members is defined in the NYSE listing rules. However, so long as the Company continues to be a controlled company (within the meaning of NYSE listing rules), the Board may be guided by the recommendations of the Company's majority stockholder, Mat Ishbia, as President of SFS Corp., in its nominating process. After discussion and evaluation of potential nominees, the full Board selects the director nominees. Although our Corporate Governance Guidelines provide our Board with the authority to retain a search firm to assist it in identifying director candidates, there has to date been no need to employ a search firm. Our Board does not evaluate potential nominees for director differently based on whether they are recommended to our Board by a stockholder.

Our Board will consider as potential nominees persons recommended by stockholders. Recommendations should be submitted to our Board in care of our Secretary, Adam Wolfe, at 585 S. Boulevard E, Pontiac, MI 48341. Each recommendation should include a personal biography of the suggested nominee, a description of the background or experience that qualifies the person for consideration, and a statement that the person has agreed to serve if nominated and elected.

Criteria and Diversity

Our Board recognizes its responsibility to ensure that nominees for our Board possess appropriate qualifications and reflect a reasonable diversity of skills, abilities, industry knowledge, personal and professional experience and personal characteristics. We believe that the backgrounds and qualifications of our directors, considered as a group, should provide a composite mix of experience, knowledge and abilities that will allow our Board to promote our strategic objectives and fulfill its responsibilities to our stockholders.

In evaluating candidates for nomination, our Board will consider the factors it believes to be appropriate, which would generally include the candidate's independence, personal and professional integrity, business judgment, relevant experience and skills, including those related to the mortgage or financial institution industry, and potential to be an effective director in conjunction with the rest of our Board in collectively serving the long-term interests of our stockholders.

In considering whether to recommend any particular candidate for inclusion in the slate of recommended director nominees for our Board, our Board applies certain criteria as set forth in our Corporate Governance Guidelines. These criteria include the candidate's independence under the NYSE listing standards and SEC rules, integrity, diversity with respect to race, ethnicity, gender, geography, financial skills and other expertise, breadth of experience, knowledge about our business and industry, willingness and ability to devote adequate time and effort to our Board, ability to contribute to our Board's overall effectiveness, and the needs of our Board and its committees. Our Board does not assign specific weights to particular criteria and no particular criterion is a prerequisite for any prospective nominee. In evaluating any director candidate recommended by stockholders, our Board will apply the same criteria and adhere to the same policies and procedures applicable to the evaluation of candidates proposed by members of our Board or by a stockholder.

Our Board believes that diversity, including differences in backgrounds, qualifications, and personal characteristics, as well as gender and racial diversity, is important to the effectiveness of its oversight of the Company and that its membership should reflect a diversity of personal characteristics. Our Board is committed to this policy of inclusiveness and will therefore continue to take reasonable steps to ensure that our Board continues to consider gender diversity and racial diversity in its consideration of nominees. Currently, three (3) of our nine (9) directors are women.

The director biographies on pages 8 – 12 indicate each director's experience, qualifications, attributes and skills that led our Board to conclude that each director should continue to serve as a member of our Board. Our Board believes that each director has had substantial achievement in his or her professional and personal pursuits and possesses the background, talents and experience that our Board desires and that will contribute to the best interests of our company and to long-term stockholder value.

BOARD AND COMMITTEE SELF-EVALUATION

Our Board is committed to continual corporate governance improvement, and the Board and each committee annually conduct a self-evaluation to review and assess the overall effectiveness of the Board and each committee, including with respect to strategic oversight, board structure and operation, interactions with and evaluation of management, governance policies and committee structure and composition. Committee self-assessments of performance are shared with the full Board. The Board also reviews the Corporate Governance Guidelines each year in light of changing conditions and stockholders' interests and recommends appropriate changes for consideration and approval. Matters with respect to board composition, the nomination of directors, board processes and topics addressed at board and committee sessions are also considered part of our self-assessment process. As appropriate, these assessments result in updates or changes to our practices as well as commitments to continue existing practices that our directors believe contribute positively to the effective functioning of our Board and its committees.

RISK MANAGEMENT

Board Role in Management of Risk

Our Board has overall responsibility for risk oversight. A fundamental part of risk oversight is not only understanding the material risks a company faces and the steps management is taking to manage those risks but also understanding what level of risk is appropriate for that company. The involvement of the Board in reviewing business strategy is an integral aspect of the Board's assessment of management's tolerance for risk and also its determination of what constitutes an appropriate level of risk for the Company.

While the full Board has overall responsibility for risk oversight, the Board has delegated oversight responsibility related to certain risks to the Audit Committee and the Compensation Committee.

BOARD MEETINGS

During 2021, the Board of Directors held a total of 5 meetings. Each of our director nominees and continuing directors attended all of the Board meetings and meetings of the Committees on which they served during 2021. Director attendance is not required at annual meetings of stockholders.

BOARD COMMITTEES

The Board has two standing Committees: the Audit Committee and the Compensation Committee. Copies of the Committee charters of the Audit Committee and the Compensation Committee setting forth the respective responsibilities of the Committees can be found under the Investor Relations – Governance section of our website at www.uwm.com, and such information is also available in print to any stockholder who requests it through our Investor Relations department. Each of the Committees reviews, and revises if necessary, its respective charter not less than annually.

AUDIT COMMITTEE

Number of Meetings in 2021: 5

Responsibilities. The Audit Committee oversees our accounting and financial reporting processes and the audits of our financial statements, including:

- the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm engaged by us;
- pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;
- reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;
- setting clear hiring policies for employees or former employees of the independent registered public accounting firm, including but not limited to, as required by applicable laws and regulations;
- setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
- obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm's internal quality-control procedures, (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues and (iii) all relationships between the independent registered public accounting firm and us to assess the independent registered public accounting firm's independence;

- reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

- reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Independence and Financial Expertise. Our audit committee consists of Kelly Czubak, Isiah Thomas and Robert Verdun, each of whom qualify as independent directors according to the rules and regulations of the SEC and NYSE with respect to audit committee membership. In addition, all of the audit committee members meet the requirements for financial literacy under applicable SEC and NYSE rules and Robert Verdun qualifies as an "audit committee financial expert," as such term is defined in Item 407(d) of Regulation S-K.

COMPENSATION COMMITTEE

Number of Meetings in 2021: 1

Responsibilities. The Compensation Committee establishes salaries, incentives and other forms of compensation for each of our executive officers, other than our CEO. As our CEO is currently a member of the Compensation Committee, the Committee created a Sub-Committee consisting of the two independent directors on the Compensation Committee to establish and approve all compensation for our CEO.

- assisting the Board with oversight of our compensation policies, plans and programs;

- reviewing and approving the corporate goals and objectives with respect to the compensation of our Chief Executive Officer;

- reviewing and approving on an annual basis the corporate goals and objectives relevant to the compensation of the other executive officers, evaluating their performance in light of such goals and objectives and determining and approving the remuneration of our executive officers based on such evaluation;

- reviewing and approving any employment agreement or compensatory arrangement or benefit with our executive officers, including any perquisites;

- reviewing and making recommendations to the Board regarding director compensation;

- evaluating, recommending, reviewing and approving all equity awards under any equity-based compensation plan to our executive officers, the Chief Accounting Officer and others as requested by the Board;

- reviewing incentive compensation arrangements and discussing risk-management policies and practices;

- reviewing and recommending to the Board for approval of the frequency of Say on Pay votes and approving any proposal included in our proxy statement;

- self-evaluating the performance of the committee annually;

- assisting management in complying with our proxy statement and annual report disclosure requirements;

- if required, producing a report on executive compensation to be included in our annual proxy statement; and

- reviewing and approving our overall compensation philosophy.

Role of Management and Delegation of Authority. As more fully discussed under "Compensation Discussion and Analysis," because we are a controlled company, we have elected to have our CEO, who is also the control person of our controlling shareholder, serve as a member of the Compensation Committee. At the beginning of each year, our CEO provides the Compensation Committee with (1) recommendations regarding base salary levels for the upcoming year for each named executive officer ("NEO"), (2) recommendations regarding the company-wide Captains Annual Bonus Plan metrics and performance levels for the upcoming year as well as the target for each named executive officer, and (3) recommendations regarding the Long-Term Incentive Plan ("LTIP") participation percentage for each named executive officer. At the end of the year, our Compensation Committee determines the extent to which the Captain's Plan metrics were met and the extent to which the LTIP metric was met. The full Compensation Committee approves the salaries, targets and payouts for all named executive officers, other than the CEO, and the Compensation Committee Sub-Committee approves the salary and Captain's Plan target of the CEO. In addition, the Compensation Committee, upon recommendation of the CEO, approves all equity awards granted to the named executive officers. The CEO has not participated in the LTIP nor has he received equity awards. The Compensation Committee may delegate to the CEO or to UWMC's management the authority to administer incentive compensation and benefit plans provided for employees, as it deems appropriate and to the extent permitted by applicable laws, rules, regulations and NYSE Listing Standards.

Compensation Committee Interlocks and Insider Participation. During 2021, Ms. Czubak, Mr. Verdun and Mr. Mat Ishbia, our Chairman and CEO, served on our Compensation Committee. None of our executive officers currently serve, or in the past fiscal year has served, as a member of the board of directors or compensation committee (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any other entity that has one or more executive officers on our compensation committee or the Board.

Compensation Risk Analysis. We have reviewed our team member compensation policies, plans and practices to determine if they create incentives or otherwise encourage behavior that is reasonably likely to have a material adverse effect on us. Based on such review, we have concluded that there are no unmitigated risks created by our compensation policies, plans and practices that create incentives or encourage behavior that is reasonably likely to have a material adverse effect on us.

CODE OF ETHICS/INSIDER TRADING AND ANTI-HEDGING

The Board of Directors has adopted our Code of Ethics for Senior Financial Officers ("Code of Ethics"), our Code of Conduct for Directors, Officers and Employees ("Code of Conduct") and our Statement of Policies and Procedures Governing Stock Trading in General and the Prevention of Insider Trading ("Insider Trading Policy"), each of which we periodically revise to reflect best corporate governance practices and changes in applicable rules.

Code of Ethics. Our Board adopted a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of the NYSE and the SEC. The Code of Ethics is available on our website. In addition, we intend to post on the Corporate Governance section of our website all disclosures that are required by law or NYSE listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus.

Code of Conduct. Our Code of Conduct requires directors, officers and all other employees to conduct themselves in an honest and ethical manner, including the ethical handling of actual or apparent conflicts of interest. Our Code of Conduct generally requires (1) officers and directors to disclose any outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to the Chief Legal Officer and (2) employees to disclose any outside activities, financial interests or relationships that may present a possible conflict of interest or the appearance of a conflict to their immediate supervisor. The Chief Legal Counsel will determine if any such outside activities, financial interests or relationships constitute a conflict of interest and/or a related person transaction on a case-by-case basis and will promptly disclose such activities, interests or relationships to the appropriate Committee for their review and appropriate action, if necessary.

Insider Trading and Anti-Hedging Policy. Our Insider Trading Policy prohibits all directors, officers and employees from engaging in transactions in our common stock while in possession of material non-public information and restricts directors, officers and other "designated insiders" from engaging in most transactions involving our Class A common stock during periods, that we have determined, that those individuals are most likely to be aware of material, non-public information. Our Insider Trading Policy also prohibits any officer or director from entering into any transaction which has the effect of hedging or locking in the value of his or her stock holdings, such as zero-cost collars and forward sale contracts. Additionally, our Insider Trading Policy prohibits any officer, director or employee from, directly or indirectly, engaging in "short sales" of our Class A common stock or transactions involving trading activities that by their aggressive or speculative nature may give rise to an appearance of impropriety, including the purchase or writing of put or call options.

RELATED PARTY APPROVAL PROCESS AND TRANSACTIONS

Policies and Procedures for Related Party Transactions

Under our related party transaction policy, our Audit Committee is responsible for prior approval of transactions between us and any related person. Under the policy, a "related person" is a person who is, or at any time since the beginning of our last fiscal year was, (i) a director, or executive officer of ours, his or her immediate family members, any individual (other than tenants and employees) who shares that person's home, or any entity that any of them controls or in which any of them has a substantial beneficial ownership interest; or (ii) any person who is the beneficial owner of more than 5% of our voting securities or a member of such person's immediate family.

Related Party Transactions

Campus Related Leases and Related Expenses. UWM's corporate campus, including the UWM Sports Complex, is located in buildings and utilizes land that is owned by entities controlled by Jeffrey A. Ishbia, UWM's founder, and Mat Ishbia, its Chief Executive Officer. The land and facility is leased to UWM pursuant to multiple separate leases. These leases have maturity dates that range from 2027 through 2037 and provide UWM with options to extend the respective terms. Pursuant to the terms of these leases, UWM is responsible for capital expenditures for improvements that are requested by, or for the benefit of, UWM as tenant. These capital expenditures are all paid to unrelated third-party contractors. During 2021, UWM incurred $19.8 million in lease expenses under these leases of the office space and parking lots.

Legal Fees. The law firm of Ishbia & Gagleard, P.C., has represented UWM throughout its history. Mr. Jeffrey A. Ishbia, a UWM director, is a partner in this law firm. The Audit Committee believes that the historical knowledge, as well as the firm's expertise, warrants continued use of the firm. During the year ended December 31, 2021, UWM incurred $0.6 million in legal fees for legal services provided by this firm.

Aircraft Usage. Since December 4, 2018, UWM has leased various aircraft owned by entities controlled by Mat Ishbia. UWM uses the aircraft primarily to facilitate the travel of its executives for corporate purposes related to its business, including travel to and from its clients and regulators, which are located throughout the country. Commencing in 2021, we pay the legal entity that owns the aircraft an hourly rate to use the aircraft for business purposes and separately engage pilots and ancillary services from unrelated third-parties. Our NEOs (other than the CEO) may, from time to time, be authorized by the CEO to use the aircraft for personal trips, and the cost of such flights are included in the officer's respective "All Other Compensation". During 2021, we paid an aggregate of $10.9 million for aircraft usage to entities owned by Mat Ishbia.

Loan Appraisal Services. In the normal course of the mortgage process, borrowers and UWM engage a number of mortgage appraisal companies. UWM has incurred expenses relating to home appraisal contracting and review services provided by a home appraisal management company owned by Justin Ishbia. In addition, UWM also incurred expenses related to a home appraisal management company that was partially owned by Mat Ishbia. Mat Ishbia disposed of his interest in this company on March 31, 2021. Alex Elezaj, one of our executives and a member of our Board of Directors, was formerly on the board of directors of the home appraisal company in which Mat Ishbia had an ownership interest. During the year ended December 31, 2021, UWM incurred $0.2 million of expenses to these companies. Each agreement with the home appraisal management companies is for an initial twelve-month term which automatically renews for successive twelve-month periods unless sooner terminated by UWM upon prior notice. Additionally, each such agreement is on substantially similar terms and conditions, including with regard to pricing, as UWM's other agreements for such services.

Employee Lease Agreements. Our team members provide certain administrative services from time to time to entities controlled by Mat Ishbia and Jeffrey Ishbia in exchange for fees paid by those entities to UWM. During the year ended December 31, 2021, UWM earned an aggregate of $303,000 of fees arising as a result of these services.

DIRECTOR COMPENSATION

Non-Employee Directors

The Board maintains a compensation arrangement for the non-employee directors of the Board. The Board compensation arrangement is comprised of the following:

Cash Retainer and Fees Paid in Cash. For 2021, non-employee directors were each entitled to receive an annual retainer of $120,000 plus an additional $3,000 per Board meeting.

Initial Equity Grant. Upon their appointment to the Board, each non-employee director received a one-time grant of 1,000 shares of stock which was immediately vested on the day of grant.

Annual Equity Grant. At each annual meeting, non-employee directors will receive an equity grant in the form of restricted stock units. As the 2022 Annual Meeting will be our first annual meeting since the consummation of the Business Combination, we expect our Board to approve an equity award at such time.

Non-Management Director

Mr. Jeff Ishbia, our founder, continues to serve as a non-management employee of United Wholesale Mortgage, our operating subsidiary. Mr. Jeff Ishbia serves as an advisor to our CEO. In this role, Mr. Jeff Ishbia receives a base salary of $390,000, a target opportunity of $1.0 million under the Captains Annual Bonus Plan and is eligible to participate in all other health and welfare benefits offered to our employees, including a 401(k) match of $2,500. Mr. Jeff Ishbia did not receive an equity award in 2021.

The table below sets forth the compensation of our directors in 2021, excluding Mat Ishbia, Alex Elezaj, Laura Lawson and Melinda Wilner, whose compensation is covered in the Summary Compensation Table for Fiscal 2021.

Name	Fees Earned or Paid in Cash ($)	Annual Equity Award ($)(3)	All other compensation ($)	Total ($)
Jeffrey A. Ishbia[1]	$1,120,000	-	$5,000[4]	$1,125,000
Justin Ishbia	$ 135,000[2]	$7,750	-	$ 142,750
Kelly Czubak	$ 135,000[2]	$7,750	-	$ 142,750
Isiah Thomas	$ 135,000[2]	$7,750	-	$ 142,750
Robert Verdun	$ 135,000[2]	$7,750	-	$ 142,750

(1) Reflects compensation received as non-management employee of UWM.

(2) Reflects annual retainer fee and meeting fees.

(3) Reflects the grant date fair value of the initial award, calculated in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 for stock-based compensation, disregarding the effect of estimated forfeitures ("ASC Topic 718"). For additional information on the valuation assumptions regarding the fiscal 2021 grants, refer to Note 19 to our financial statements for the year ended December 31, 2021, which are included in our Annual Report on Form 10-K filed with the SEC.

(4) Includes $2,500 match under the Company's 401(k) plan and $2,500 of concierge medical premiums.

EXECUTIVE OFFICERS

Set forth below is certain information relating to our current executive officers.

Name	Age	Position
Executive Officers		
Mat Ishbia	42	Chairman and Chief Executive Officer
Tim Forrester	54	Executive Vice President and Chief Financial Officer
Melinda Wilner	46	Executive Vice President, Chief Operating Officer and Director
Alex Elezaj	46	Executive Vice President, Chief Strategy Officer and Director
Laura Lawson	44	Executive Vice President, Chief People Officer and Director

Mat Ishbia currently serves as the Chief Executive Officer of UWM Holdings Corporation and as a Class I member and Chairman of our Board. Mat Ishbia has served as UWM's Chief Executive Officer since June 2013. Mr. Ishbia joined UWM on a full-time basis in 2003 as an Account Executive and since then has held several positions of increasing responsibility leading up to his current role, including National Sales Manager and Executive Vice President, Wholesale. Under Mr. Ishbia's leadership, UWM has become one of the most innovative lenders in the industry growing to an approximately 8,000 person team. Mr. Ishbia is a prominent advocate for mortgage brokers nationwide and regularly promotes the wholesale channel on national platforms such as CNBC, Fox Business and Bloomberg TV. He has been named one of the "Most Influential Mortgage Professionals Under 40" and one of the "25 Most Connected Mortgage Professionals" by National Mortgage Professional magazine. Additional accolades include being named a "Rising Star" and Vanguard Award winner by HousingWire. In 2019, Mr. Ishbia authored the book Running the Corporate Offense, applying lessons he learned playing basketball for Michigan State University coach Tom Izzo to running a highly successful business. Mat Ishbia earned his bachelor's degree from Michigan State University.

Tim Forrester currently serves as the Executive Vice President, Chief Financial Officer of UWM Holdings Corporation. Mr. Forrester has served as Executive Vice President and Chief Financial Officer of UWM since September 2012. Prior to joining UWM, Mr. Forrester was an industry consultant from 2009 to 2011, serving a variety of large banks, valuation firms, and government-sponsored agencies, as well as providing litigation support. Prior to that, Mr. Forrester served as an Audit and Accounting partner in Audit as well as the Capital Markets Group at Deloitte & Touche USA LLP. He was at Deloitte & Touche USA LLP from 1990 to 2008. While at Deloitte & Touche USA LLP, Mr. Forrester led the firm's national mortgage banking audit practice from 2002 to 2008 and was co-lead of the firm's lending and leasing practice from 2002 to 2006. Mr. Forrester holds a B.A. in accounting from Michigan State University.

Melinda Wilner currently serves as the Executive Vice President and Chief Operating Officer of UWM Holdings Corporation and as a Class III member of our Board. Ms. Wilner has served as Executive Vice President and Chief Operating Officer of UWM since August 2015. From October 2011 until August 2015, Ms. Wilner served in multiple roles at UWM, including Head of Underwriting and Underwriting Manager. Prior to joining UWM, Ms. Wilner served as a Mortgage Branch Manager and Underwriter for Bank of Ann Arbor's Wholesale Division from February 2009 to October 2011. Ms. Wilner holds a B.A. in economics from Vanderbilt University.

Alex Elezaj currently serves as the Executive Vice President, Chief Strategy Officer of UWM Holdings Corporation and as a Class I member of our Board. Mr. Elezaj has served as Executive Vice President and Chief Strategy Officer of UWM since April 2018. Prior to joining UWM, Mr. Elezaj served as Chief Executive Officer of Class Appraisal, Inc., an appraisal management company, from April 2015 to April 2018. From December 2010 to March 2015, Mr. Elezaj served as Chief Operating Officer of Whitlam Group, a labeling and packaging solutions company, and as Vice President of Sales and Marketing from June 2008 to December 2010. Prior to joining Whitlam Group, Mr. Elezaj served as Group Manager at Takata Corporation, an automotive parts company. Mr. Elezaj holds an MBA from Michigan State University and a BBA from Walsh College.

Laura Lawson currently serves as the Executive Vice President, Chief People Officer of UWM Holdings Corporation and as a Class II member of our Board. Ms. Lawson has served as Executive Vice President and Chief People Officer of UWM since August 2014. From July 2011 until August 2014, Ms. Lawson served in various roles in the Marketing Department at UWM. Prior to joining UWM, Ms. Lawson served as Staff Supervisor at Taubman Company, a real estate company, from May 2009 to July 2010. Ms. Lawson holds a B.A. in advertising from Michigan State University.

COMPENSATION DISCUSSION AND ANALYSIS

INTRODUCTION

For 2021, our named executive officers, or NEOs, are those executive officers listed below:

Mat Ishbia	Chairman and Chief Executive Officer
Tim Forrester	Executive Vice President and Chief Financial Officer
Melinda Wilner	Executive Vice President, Chief Operating Officer and Director
Alex Elezaj	Executive Vice President, Chief Strategy Officer and Director
Laura Lawson	Executive Vice President, Chief People Officer and Director

COMPENSATION PHILOSOPHY AND OBJECTIVES

The Compensation Committee believes that the caliber and motivation of all of our employees, and especially our executive leadership, are essential to UWM's performance. The Compensation Committee believes our management compensation programs contribute to our ability to differentiate our performance from others in the marketplace and thereby deliver stockholders superior value. Moreover, we believe that UWM's overall executive compensation philosophy and programs are market competitive, performance-based and stockholder aligned. The three principles of our compensation philosophy are as follows:

Principles	Implementation
Total direct compensation levels should be sufficiently competitive to attract, motivate and retain the highest quality executives	The Compensation Committee seeks to establish target total direct compensation (salary, annual incentive, long-term incentive and equity), providing our executives the opportunity to be competitively rewarded for our financial, operational and stock price growth. Total direct compensation opportunity (i.e., maximum achievable compensation) should increase with position and responsibility.
Performance-based and "at-risk" incentive compensation should constitute a substantial portion of total compensation	We seek to foster a pay-for-performance culture, with a significant portion of total direct compensation being performance-based and/or "at risk." Accordingly, such portion should be tied to, and vary with, our financial, operational and stock price performance, as well as individual performance. We view three components of our total compensation program—our Captains Annual Bonus Plan (the annual incentive compensation program), our LTIP and equity-based compensation—as being performance-based and/or "at risk." Executives with greater responsibilities and the ability to directly impact our strategic and operational goals and long-term results should bear a greater proportion of the risk if these goals and results are not achieved. Therefore, the more senior the executive the greater the percentage of total compensation is in the form of performance-based and/or "at risk" compensation.
Long-term incentive compensation should align executives' interests with our stockholders' interests to further the creation of long-term stockholder value	Awards of equity-based compensation encourage executives to focus on our long-term growth and prospects and incentivize executives to manage our company from the perspective of owners with a meaningful stake, and to encourage them to remain with us for long and productive careers. Equity-based compensation also subjects our executives to market risk, a risk also borne by our stockholders.

These three principles are the basis of the compensation structure for our executive officers. Specifically, our compensation structure is designed to:

- motivate our named executive officers to achieve or exceed financial and operational objectives established for us at the beginning of the year;
- reward them for their achievements when their objectives are met;
- allow them to participate in our financial success;
- align the interests of the NEOs with those of our shareholders;
- enable us to attract, retain and motivate top talent

The overall level of total compensation for our named executive officers as described herein is intended to be reasonable and competitive, taking into account factors such as the individual's experience, performance, duties and scope of responsibilities, prior contributions and future potential contributions to our business. With these principles in mind, we structured our compensation program to offer competitive total pay packages that we believe enables us to retain and motivate executives with the requisite skill and knowledge and to ensure the stability of our management team, which is vital to the success of our business.

Our Executive Compensation Program Rewards Performance

The core of our executive compensation philosophy is that our executives' pay should be at risk and linked to the performance of those metrics that we believe will provide long-term growth for UWM. Accordingly, our executives' compensation is heavily weighted toward compensation that is performance-based. The compensation of our named executive officers, or NEOs, for 2021 reflects this commitment. For 2021, 91% of our CEO's target total direct compensation and an average of 87% of our other NEOs' target total direct compensation was performance-based or equity-based.

CEO Total Target Direct Compensation


BASE
SALARY
7%
CAPTAIN'S
PLAN
93%
CEO
AT-RISK
PAY
93%

Average of All Other NEO's Total Target Direct Compensation


LTIP
73%
TIME-BASED
RSUs
10%
BASE
SALARY
8%
CAPTAIN'S
PLAN
9%
NEOs
AT-RISK
PAY
92%

Based on his current beneficial ownership of UWM, we do not provide currently Mr. Ishbia with additional equity as a component of his compensation program. The Sub-Committee of the Compensation Committee, which makes all decisions with respect to the CEO's compensation, believes that as the majority shareholder of UWMC. Mr. Ishbia's interests are fully aligned with those of the other stockholders.

Our Financial Metrics are Aligned with Long-Term Growth

Our executive compensation plan (other than with respect to equity compensation) was originally developed when we were a private company and reflects our commitment to rewarding executives for making decisions that position UWM for long-term sustainable growth. We intend to continue this compensation structure now that we are public as we believe that the program provides an appropriate balance between operational metrics that all team members can impact and that are aligned with successfully implementing our long-term growth strategy and financial metrics, rewarding executives upon the achievement of annual results. We believe that people achieve what is measured and therefore our Captains Plan rewards the operational metrics that align with our Six Core Pillars. For each goal, there is a measurable metric which is set at the beginning of the year and apply to all Captains that participate in the Captains Plan Program.

2021 Goals		Why it matters
People	Team Member Referrals	Potential hires that are referred to us by current team members are more likely to embrace our corporate culture and have longer tenures, which promotes stability and reduces recruitment and training expense.
	Internal Promotions	Developing our current team members to grow within the company promotes loyalty from our team members and the brokers with whom they work.
Service	Timely and Responsive Client Service	Customer service is one of our key differentiators and one of the reasons our brokers choose UWM. This in turn drives broker loyalty and higher volumes.
	Net Promoter Score	Ensuring that borrowers have a positive experience, generates repeat business from the borrower, the broker and all other stakeholders.
Compliance	Reduce defects and errors	Compliance comes down to doing the right thing and coaching our clients to follow the right process.
Quality	Focus on loan quality	Our service and quality set us apart from our competitors and ensures a positive experience for our clients and their borrowers.
Production	Loan Production	Increasing loan production directly impacts our financial results.
Expenses	Cost Per Closed Loan	Our operational efficiencies allow us to keep costs low, giving us an advantage against our competitors.
Broker Channel	Growth of the Broker Channel	As the largest wholesale mortgage lender, we believe that growing the broker channel and giving brokers the tools to build relationships with realtors, we will continue gaining market share together.
	Increased use of UWM Technology by brokers	Increased use of our broker-focused technology will provide a competitive advantage for our brokers, increasing the share of residential mortgages in the broker channel and our market share.

COMPENSATION SETTING PROCESS

Role of the Compensation Committee

Our executive compensation program for 2021 was primarily set by Mr. Mat Ishbia, CEO of our controlling shareholder prior to consummation of our Business Combination in January 2021. However, commencing in January 2021 our Compensation Committee is responsible for establishing and overseeing our compensation philosophy and for setting our executive compensation and benefits policies and programs generally. As discussed above under the responsibilities of the Compensation Committee on page 17, due to the fact that our CEO, Mr. Mat Ishbia, is a member of the Compensation Committee, the Compensation Committee has established a sub-committee which comprised of the two independent directors (the "Compensation Committee Sub-Committee") to oversee and make all decisions with respect to the CEO's compensation.

In formulating our executive compensation packages, the Compensation Committee does not benchmark to a particular industry or group of companies, but it draws information from the general experience of UWM and our Compensation Committee members. As discussed above under the responsibilities of the Compensation Committee on page 17, the Compensation Committee has authority to retain compensation consultants, outside legal counsel and other advisors as it deems appropriate to assist in fulfilling its responsibilities. However, during 2021, the Compensation Committee did not have a compensation consultant.

Establishing Program Design and Evaluating Performance

Annually, our CEO provides the Compensation Committee a performance assessment for each named executive officer, including himself, and a compensation recommendation for each named executive officer. The performance assessment includes an analysis of UWM's performance against each of its quantitative metrics and an evaluation of the contributions of each NEO to such performance. On the basis of this evaluation, our CEO provides the Compensation Committee recommendations regarding base salary levels for the upcoming year, target bonus for the Captain's Plan for the upcoming year, participation percentage for the LTIP for the upcoming year and any equity awards. In addition, the CEO offers his proposal for the performance metrics, relative weightings and performance levels, including threshold, target and maximum, for our Captain's Plan.

Consideration of Stockholder Advisory Vote

Going forward, as part of its compensation setting process, the Compensation Committee will review the results of the prior year's shareholder advisory vote. The Compensation Committee intends to annually review the results of the advisory vote and will be cognizant of this feedback as it completes its annual review of each pay element and the total compensation packages of our NEOs.

EXECUTIVE COMPENSATION COMPONENTS

To achieve its compensation philosophy and objectives, the Compensation Committee has utilized four components of total direct compensation ("TDC"): (1) base salary, (2) an annual cash incentive award plan (the "Captains Annual Bonus Plan") in which all Captains in UWM were able to earn a bonus based on company-wide annual operational goals, (3) a long-term cash incentive plan ("LTIP") in which senior executives participate in a pool funded from UWM's net income, and (4) equity awards. As discussed further below, each element of our 2021 compensation program is intended to encourage and foster the following results and behaviors.

			Objectives/Structures	Behavioral Focus
2021 Total Direct Compensation	**Fixed Component**	Base Salary	• Provides competitive level of fixed compensation that reflects the talent, skills and competencies of the individual.	• Rewards core competence relative to level of responsibility, experience and contribution
	Performance-Based Component	Captain's Plan	• At-risk variable cash compensation tied to annual performance. • Rewards operational success. • Paid at the end of the year for which performance was earned.	• Captain's Bonus is open to all Captains (including our CEO) • Assures company-wide alignment on operational goals; rewards for company-wide success
		Long-Term Incentive Plan	• At-risk variable cash compensation tied to annual performance • Based on Annual Net Income. • Once earned, paid out over four years in equal installments.	• The LTIP provide senior executives ability to participate in future value and promote long-term decision making • Retention Tool
		Equity Awards	• Awarded to all employees upon public listing, based on tenure with UWM and seniority. • Granted in service-based RSUs that vest over three years.	• Aligns executive compensation with creation of shareholder value • Retention tool

We designed our compensation program to provide executives the appropriate incentives to pursue quality long-term growth without encouraging inappropriate risk taking. As discussed below, under our program, our Captains Annual Bonus Plan and our LTIP opportunities are capped for each of our NEOs. Our equity-based incentive compensation component consists of restricted stock units.

BASE SALARIES

Why we pay base salaries. The Compensation Committee believes that payment of competitive base salaries is an important element for attracting, retaining and motivating our executives. In addition, the Compensation Committee believes that having a certain level of fixed compensation allows our executives to dedicate their full-time business attention to our company. Each executive's base salary is designed to provide the executive with a fixed amount of annual compensation that is competitive with the marketplace.

How base salaries are determined. Commencing for 2022, the Compensation Committee at the beginning of the year will review our CEO's salary recommendations for each NEO (including himself), and then establish the salaries for such year through Compensation Committee deliberations. In setting the base salaries for the NEOs, a number of factors will be considered, including the position's complexity and level of responsibility, the position's importance in relation to other executive positions, and the assessment of the executive's performance and other circumstances, including, for example, time in position. In addition, the Compensation Committee takes into consideration evaluations of each individual NEO, market changes and the economic and business conditions affecting UWMC at the time of the evaluation.

2021 Base Salary Decisions. Annual base salary decisions for 2021 were made prior to the consummation of our Business Combination; consequently, these decisions were made by our CEO. In late 2020, our CEO approved an increase in the 2021 base salaries of each NEO, other than himself, in recognition of each of their exemplary performances and internal equity considerations. There was no change to the base salary of our CEO in 2021. The table below sets forth the 2021 base salary of each of our NEOs and the percentage increase from 2020.

Name	2021 Base Salary	% Increase
Mat Ishbia	$600,000	-
Tim Forrester	$286,000	10%
Melinda Wilner	$370,700	10%
Alex Elezaj	$353,100	10%
Laura Lawson	$280,500	10%

ANNUAL INCENTIVE COMPENSATION – CAPTAINS ANNUAL BONUS PLAN

Captains Annual Bonus Plan Design

Why the Captains Annual Bonus Plan is Important? Our Captains Annual Bonus Plan is an integral component of our compensation program. Approximately 800 of our team members who have been selected to be Captains of a team, including each of our NEOs, participate in the Captains Annual Bonus Plan. The Compensation Committee believes that the Captains Annual Bonus Plan encourages all Captains, including all of our NEOs, to focus on those annual operational performance metrics that will be the basis of long-term growth. Prior to being public, our CEO annually reviewed and revised, and now our Compensation Committee will annually review and revise if necessary, the appropriateness of each of the performance metrics, their correlation to UWMC's overall growth strategy and the impact of such performance metrics on long-term stockholder value. The goal of the Captains Annual Bonus Plan is to align incentives across the company, encouraging collaboration across teams and emphasizing synergy to achieve corporate goals.

How the Captains Annual Bonus Plan awards are determined. The Captains Annual Bonus Plan awards in 2021 were determined in four steps:

(1) determination of the annual bonus target for each NEO;

(2) establishment of the company-wide performance metrics;

(3) approval of the performance levels of each performance metric, from threshold to maximum, for such year and the amount of annual bonus target that will be earned for achievement of such performance level; and

(4) upon completion of the year, a review of UWMC's performance against such performance metrics.

How performance is measured. All of the performance metrics in the Captains Annual Bonus Plan are equally weighted. The performance level set for each operational metric ranges from a threshold level of performance, below which there is no payout to a maximum level of performance, at and above which there is a 150% payout. Threshold performance level is set slightly below the prior year's actual results, target is set assuming improvement as compared to prior year's actual results and maximum is set assuming material improvement as compared to prior year's results. At the end of each year, performance in each metric is measured and an overall achievement percentage is determined, which will determine the payout for each NEO.

2021 Captains Annual Bonus Plan Decisions

Bonus Opportunity. For 2021, the CEO determined the Captains Bonus target bonus for each NEO, other than himself, while the former Chairman, Mr. Jeff Ishbia, determined the Captains Bonus opportunity for Mr. Mat Ishbia. For 2021, the target bonus of each of our NEOs was increased, reflecting the exemplary performance in the prior year and the additional responsibilities associated with UWMC transition to a public company. The increases ranged from 5% to 10% and are set forth in the "Grants of Plan Based Awards" table below.

Performance Metrics and 2021 Performance. For 2021, the CEO selected company-wide performance metrics that he believed would drive long-term growth. The table below sets forth the category of the operational metrics selected for the Captains Annual Bonus Plan and the performance achieved during 2021. Each metric was quantifiable and objective and the Compensation Committee reviewed performance against the specific metric without exercising discretion.

2021 Performance Metrics		How UWM Performed
People	Team Member Referrals	Threshold Not Met
	Internal Promotions	Exceeded Maximum
Service	Timely and Responsive Client Service	Between Threshold and Target
	Net Promoter Score	Target
Compliance	Reduce defects and errors	Between Threshold and Target
Quality	Focus on loan quality	Between Threshold and Target
Production	Loan Production	Slightly below Target
Expenses	Cost Per Closed Loan	Target
Broker Channel	Growth of the Broker Channel	Exceeded Maximum
	Increased use of UWM Technology by brokers	Exceeded Maximum

2021 Payouts. At the end of 2021, the Compensation Committee reviewed each of the performance metrics, the performance level achieved and determined that the Captains bonuses had been met at approximately 83% for all of our participating Captains, including each of our NEOs. The table below sets forth the target bonus and the amount of Captains Annual Bonus Plan bonus received by each NEO.

Name	2021 Target Bonus	Captains Annual Bonus Plan
Mat Ishbia	$8,000,000	$6,640,000
Tim Forrester	$ 288,750	$ 239,663
Melinda Wilner	$ 464,200	$ 385,286
Alex Elezaj	$ 430,500	$ 357,315
Laura Lawson	$ 288,750	$ 242,261

LONG TERM INCENTIVE PLAN

LTIP Plan Design

Why the LTIP Plan is Important? Our Long-Term Incentive Plan provides our senior executives the ability to participate in annual financial results and promotes long-term decision making.

How the LTIP awards are determined. The LTIP is funded as a pool equal to 3% of UWM's net income, subject to a cap of $1.0 billion in net income. Each participating senior executive, including each NEO (other than the CEO) is awarded the opportunity to share in the pool for a specific percentage based on their responsibilities and contributions to the company. While the LTIP pool and the participant share is set at the beginning of the year, the Compensation Committee maintains complete discretion to adjust the aggregate pool and/or individual percentage upwards or downwards as deemed appropriate. The Compensation Committee recognizes that the efforts of executives may not be adequately rewarded for taking those steps that will provide a foundation for significantly improved long-term performance of the Company, if those steps negatively affect annual operating results, and therefore annual cash incentive awards. Once earned, in order to serve as a retention tool, the LTIP payout with respect to any year is paid in four equal annual installments commencing in the third quarter following the performance year, provided that the executive is employed on the payment date.

2021 LTIP Decisions

Participant Share and 2021 Performance. For 2021, our CEO set the participant share for each of the NEOs. These amounts are set forth below in the "Grant of Plan Based Awards" table. Based on UWM's financial performance of $1.6 billion of net income during 2021, the LTIP was funded at its full amount of $30.0 million and each NEO received his or her full participant share. These amounts will be paid out during the third quarter of 2022, 2023, 2024 and 2025 provided that the NEO continues to be employed by us on such dates.

EQUITY-BASED COMPENSATION

Why we pay equity-based compensation. We believe that awarding equity to our team members creates an ownership mentality and aligns team members interests with stockholders. Shortly after the consummation of the Business Combination and our listing on the NYSE we awarded equity to each team member that was employed by UWM on the day that we consummated the Business Combination. The Compensation Committee believes that equity awards incentivize and reward team members for sound business management, develop a high-performance team environment, foster the accomplishment of short-term and long-term strategic and operational objectives and compensate executives for improvement in stockholder value, all of which are essential to our ongoing success. The Compensation Committee expects to further develop an equity program in the future as part of its long-term incentive compensation.

2021 Equity Awards. For 2021, each team member who was employed on the day that we consummated the Business Combination received an award of equity based on his or her tenure with UWM and his or her level of responsibility. Equity awards were granted in the form of Service-based restricted stock units that vest 33%, 33% and 34% in February 2022, 2023 and 2023, respectively. The amount of RSUs received by each NEO (other than the CEO) is set forth below in the "Grants of Plan Based Awards" table.

EMPLOYEE BENEFITS AND PERQUISITES

We provide a number of benefit plans to all eligible team members, including our named executive officers. These benefits include programs such as medical, dental, life insurance, business travel accident insurance, short- and long-term disability coverage, a 401(k) defined contribution plan and for certain executives concierge health insurance. In addition, we provide our CEO security arrangements and permit certain of our executive officers to use the business aircraft for personal use.

While perquisites help to provide our named executive officers a benefit with a high perceived value at a relatively low cost, we do not generally view perquisites as a material component of our executive compensation program. In the future, we may provide additional or different perquisites or other personal benefits in limited circumstances that we believe are appropriate to assist an executive in the performance of his or her duties, to make our named executive officers more efficient and effective or for recruitment, motivation and/or retention purposes.

SEVERANCE AND CHANGE IN CONTROL BENEFITS

We currently have an employment agreement only with our CFO, Tim Forrester (the "CFO Employment Agreement"). The CFO Employment Agreement sets forth the base salary, annual bonus minimum, perquisites to be received as well as contains restrictive covenants regarding the use of confidential information of the company and non-competition and non-solicitation covenants that restrict Mr. Forrester's ability to compete with the Company for a period of two years following the end of his employment. If Mr. Forrester's employment is terminated without cause, he is entitled to continue to receive his base salary for the next twelve months contingent upon his execution of a full release and compliance with certain non-competition and non-solicitation provisions. Mr. Forrester does not receive any additional benefits in connection with a change in control. None of the Company's other named executive officers receive any benefit upon a termination of employment or upon a change in control. Additional information on Mr. Forrester's severance benefits can be found under the heading "Potential Payments Upon Termination or Change-in-Control" on page 34.

COMPENSATION DISCUSSION AND ANALYSIS

OTHER COMPENSATION PRACTICES

Prohibition on Hedging. Officers, directors and employees and their respective family members are not permitted to enter into hedging arrangements with respect to shares of UWM Class A Common Stock that they beneficially own.

TAX DEDUCTIBILITY OF COMPENSATION

Code Section 409A. Under Section 409A of the Code, amounts deferred by a NEO under a nonqualified deferred compensation plan (including certain severance plans) may be included in gross income when earned and subject to a 20% additional federal tax, unless the plan complies with certain requirements related to the timing of deferral election and distribution decisions. We administer our plans consistent with Section 409A requirements and have amended plan documents to reflect Section 409A requirements.

Code Sections 280G and 4999. Sections 280G and 4999 of the Code limit a public company's ability to take a tax deduction for certain "excess parachute payments" (as defined in Sections 280G and 4999) and impose excise taxes on each executive that receives "excess parachute payments" in connection with his or her severance from a public company in connection with a change in control. The Compensation Committee considers, as one of many factors, the adverse tax liabilities imposed by Sections 280G and 4999, as well as other competitive factors, when it structures certain post-termination compensation payable to our NEOs. The potential adverse tax consequences to our company and/or the executive, however, are not necessarily determinative factors in such decisions.

30   UWM HOLDINGS CORPORATION > 2022 PROXY STATEMENT

COMPENSATION COMMITTEE REPORT

The Compensation Committee has reviewed and discussed the disclosure set forth above under the heading "Compensation Discussion and Analysis" with management and, based on such review and discussions, it has recommended to the Board that the "Compensation Discussion and Analysis" be included in this proxy statement.

Respectfully submitted by the Compensation Committee of the Board,

The Compensation Committee

Kelly Czubak (Chair)
Robert Verdun
Mat Ishbia
April 21, 2022

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following table presents certain summary information for the fiscal years ended December 31, 2021, 2020 and 2019 concerning compensation earned for services rendered in all capacities by our Chief Executive Officer, our Chief Financial Officer and our other three most highly compensated executive officers, in each instance whose total compensation exceeded $100,000 during the fiscal year ended December 31, 2021. We refer to these officers collectively as our named executive officers or NEOs.

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)(3)	All Other Compensation ($)(4)	Total ($)
Mat Ishbia Chief Executive Officer	2021	600,000	—	—	6,640,000	568,350	7,808,350
	2020	600,000	6,500,000	—	—	142,280	7,242,280
	2019	600,000	15,000,000	—	—	2,367,773	17,967,773
Tim Forrester EVP, Chief Financial Officer	2021	286,000	—	418,500	1,139,663	2,500	1,846,663
	2020	260,000	250,000	—	1,408,900	2,500	1,921,400
	2019	250,000	—	—	679,736	2,500	932,236
Melinda Wilner EVP, Chief Operating Officer	2021	370,700	—	470,813	4,885,286	65,439	5,792,238
	2020	337,000	50,000	—	5,523,512	5,000	5,915,512
	2019	322,134	—	—	2,323,571	5,000	2,650,705
Alex Elezaj EVP, Chief Strategy Officer	2021	353,100	—	104,625	4,857,315	44,272	5,359,312
	2020	321,000	250,000	—	5,504,360	5,000	6,080,360
	2019	312,992	—	—	2,323,571	727	2,637,290
Laura Lawson EVP, Chief People Officer	2021	280,500	—	470,813	1,742,261	5,000	2,498,574
	2020	255,000	25,000	—	3,390,000	5,000	3,675,000
	2019	248,731	—	—	1,172,238	5,000	1,425,969

(1) Reflects the grant date fair value of RSU awards granted under our Omnibus Plan in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 for stock-based compensation, disregarding the effect of estimated forfeitures ("ASC Topic 718"). For additional information on the valuation assumptions regarding the fiscal 2021 grants, refer to Note 19 to our financial statements for the year ended December 31, 2021, which are included in our Annual Report on Form 10-K filed with the SEC.

(2) This includes the following amounts earned under the Captains Annual Bonus Plan for 2021 Performance: Mr. Ishbia—6,640,000; Mr. Forrester—$239,663; Ms. Wilner—$385,286; Mr. Elezaj—$357,315; and Ms. Lawson—$242,261. In addition, this amount includes the following amounts earned pursuant to the LTIP for 2021 for each NEO (other than the CEO that does not participate in the LTIP): Mr. Forrester—$900,000; Ms. Wilner—$4,500,000; Mr. Elezaj—$4,500,000; and Ms. Lawson—$1,500,000

(3) Amounts earned under the LTIP are paid out over four-year period, in equal installments, provided that the participant continues to be employed on the pay-out date. Please see "Grants of Plan Based Awards" below for more information regarding the two incentive plans.

(4) Amounts reflect our matching contribution under the terms of the UWM 401(k) and a concierge medicine health care benefit. With respect to M. Wilner and Mr. Alezaj, these amounts include $60,439 arising from personal use of aircraft and $39,727 arising from personal use of aircraft. In addition, occasionally, our named executive officer may be accompanied on their business trip by spouses or other family members, for which there is no incremental cost to UWM. With respect to Mr. Ishbia this amount includes $568,350 for security services and equipment.

GRANTS OF PLAN-BASED AWARDS

The following table provides information about cash (non-equity) and equity incentive compensation awarded to our named executive officers in 2021 including: (1) the range of possible cash payouts under our Captains Annual Bonus Plan and Long-Term Incentive Plan; (2) the grant date of equity awards; (3) the number of service-based restricted stock units granted; and (4) the grant date fair value of the service-based restricted stock unit grants calculated in accordance with FASB ASC Topic 718.

| Name | Plan | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Grant Date | All other stock awards: Number of shares of stock or units (#)(3) | Grant date fair value of stock awards ($)(4) |
		Threshold ($)	Target ($)	Maximum ($)			
Mat Ishbia	CP(1)	2,000,000	8,000,000	12,000,000			
	LTIP						
Tim Forrester	CP(1)	72,187	288,750	433,125			
	LTIP(2)			900,000			
	RSUs(3)				4/2/2021	54,000	418,500
Melinda Wilner	CP(1)	116,050	464,200	696,300			
	LTIP(2)			4,500,000			
	RSUs(3)				4/2/2021	60,750	470,813
Alex Elezaj	CP(1)	107,625	430,500	645,750			
	LTIP(2)			4,500,000			
	RSUs(3)				4/2/2021	13,500	104,625
Laura Lawson	CP(1)	60,565	288,750	433,125			
	LTIP(2)			1,500,000			
	RSUs(3)				4/2/2021	60,750	470,813

(1) Pursuant to our Captains Annual Bonus Plan, each Captain has an annual target bonus award which can be earned based on our performance against the annual company-wide operational performance metrics set at the beginning of the year. Historically Captains are eligible to earn up to 150% of their target bonus. With respect to 2021, these financial and operational goals included metrics related to (1) team member retention, (2) customer service speed and satisfaction, (3) loan processing time, (4) compliance and processing quality, (5) production, (6) expenses, and (7) broker channel growth. At the end of 2021, the Compensation Committee reviewed each of the metrics and determined that the Captain's bonus targets had been met for all of our participating executive officers at approximately 83%.

(2) The Long-Term Incentive Plan is a pool funded with 3% of our Net Income, subject to a $1.0 billion cap on Net Income (or $30.0 million cap for the pool). Each NEO is awarded a participant share of the pool. For 2021, we exceed the cap and each NEO received the full amount of his or her participant share. Mr. Ishbia does not participate in the LTIP.

(3) These equity awards were granted in the form of service-based RSUs and vest 33%, 33% and 34% in February 2022,2023 and 2024, respectively.

(4) Reflects the grant date fair value of RSU awards granted under our Omnibus Plan in accordance with the Financial Accounting Standards Board Accounting Standards Codification Topic 718 for stock-based compensation, disregarding the effect of estimated forfeitures ("ASC Topic 718"). For additional information on the valuation assumptions regarding the fiscal 2021 grants, refer to Note 19 to our financial statements for the year ended December 31, 2021, which are included in our Annual Report on Form 10-K filed with the SEC.

OUTSTANDING EQUITY AT FISCAL YEAR-END

The following table provides information concerning unexercised options and unvested restricted stock units for each named executive officer outstanding as of the end of the fiscal year ended December 31, 2021. Each stock option and restricted stock unit grant is shown separately for each named executive officer.

Name	Equity Award Grant Date	# of shares or units of stock that have not vested (#)(1)	Market value of shares or units of stock that have not vested ($)(2)
Mat Ishbia		—	—
Tim Forrester	4/2/2021	36,180	$214,186
Melinda Wilner	4/2/2021	40,703	$240,962
Alex Elezaj	4/2/2021	9,045	$ 53,546
Laura Lawson	4/2/2021	40,703	$240,962

(1)   Service-based RSUs that vest in three installments of 33%, 33% and 34% on February 1st of 2022, 2023 and 2024, respectively.

(2)   The market value of the Time RSUs or Performance RSUs is calculated by multiplying the closing price of UWMC's Class A common stock on December 31, 2021 ($5.92) by the number of units.

POTENTIAL PAYMENTS UPON A TERMINATION OR CHANGE OF CONTROL

Mr. Forrester is the only named executive officer who is currently a party to an employment agreement. If Mr. Forrester's employment is terminated without cause, he is entitled to continue to receive his base salary for the next twelve months contingent upon his execution of a full release and compliance with certain non competition and non-solicitation provisions. Mr. Forrester does not receive any additional benefits in connection with a change in control. None of our other named executive officers receive any benefit upon a termination of employment or upon a change in control.

In the case of the death of a named executive officer, he or she would be entitled to receive benefits under his or her term life insurance policy and, at the discretion of the CEO, up to 50% of any unpaid LTIP amounts previously earned.

CEO PAY RATIO

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the following information about the relationship of the median annual total compensation of our employees and the annual total compensation of our CEO, Mat Ishbia.

As of December 31, 2021, our employee population consisted of 7,830 individuals working at UWM. We identified our median employee as of December 31, 2021, the last day of our 2021 fiscal year, by calculating the amount of annual total cash compensation paid to all of our employees (other than our CEO). We did not make any cost-of-living or other adjustments in identifying the median employee. We calculated the 2021 total annual compensation of the median employee in accordance with the requirements of the executive compensation rules for the Summary Compensation Table (Item 402(c)(2)(x) of Regulation S-K). Under this calculation, the median employee's annual total compensation was $39,998.

Utilizing the same executive compensation rules, and consistent with the amount reported in the "Total" Column of our 2021 Summary Compensation Table in the Executive Compensation section above for our CEO, the annual total compensation of our CEO was $7,808,350. The resulting ratio of the annual total compensation of our CEO to the annual total compensation of the median employee was 195 to 1. This ratio represents a reasonable estimate calculated in a manner consistent with SEC rules based on the methodology described above. Because the SEC rules for identifying the median employee and calculating the pay ratio permit companies to use various methodologies and assumptions, to apply certain exclusions and to make reasonable estimates that reflect their employee populations and compensation practices, the pay ratio reported by other companies may not be comparable with the pay ratio that we have reported.

SECURITY OWNERSHIP

The following table sets forth certain information with respect to the beneficial ownership of our Class A common stock and our Class D common stock, as of April 14, 2022, by (i) each person known to us to beneficially own more than 5% of our outstanding common stock; (ii) each of our named executive officers for the fiscal year ended December 31, 2021; (iii) each director and nominee for director and (iv) all of the executive officers and directors as a group. Except as shown in the table, no other person is known by us to beneficially own more than 5% of our outstanding common stock.

The number and percentage of shares beneficially owned by each person has been determined in accordance with Rule 13d 3 of the Exchange Act and the information is not necessarily indicative of beneficial ownership for any other purpose. Accordingly, in determining the percentage of shares beneficially owned by each person, shares that may be acquired by such person within 60 days of April 14, 2022 are deemed outstanding for purposes of determining the total number of outstanding shares for such person and are not deemed outstanding for such purpose for any other person. Unless otherwise indicated in the footnotes or table, each person or entity has sole voting and investment power with respect to the shares shown as beneficially owned. The percentage ownership for each class of common stock is based on 92,531,073 shares of Class A common stock and 1,502,069,787 shares of Class D common stock issued and outstanding as of April 14, 2022.

Name and Address of Beneficial Owners	Class A Common Stock Beneficially Owned		Class D Common Stock Beneficially Owned		% of Total Voting Power[1]
	Number of Shares	%	Number of Shares	%	
Directors and Named Executive Officers					
Mat Ishbia[2]	1,502,069,787[3]	94.2	1,502,069,787	100.0	79.0[7]
Tim Forrester	11,478	*	—	—	*
Alex Elezaj	2,880	*	—	—	*
Laura Lawson	14,012	*	—	—	*
Melinda Wilner	13,912	*	—	—	*
Jeff Ishbia	—	—	—	—	—
Justin Ishbia[4]	1,000	*	—	—	*
Kelly Czubak	1,000	*	—	—	*
Isiah Thomas	1,000	*	—	—	*
Robert Verdun	161,000	*	—	—	*
All Directors and Executive Officers as a Group (10 individuals)	**1,502,094,787**[3]	**94.2**	**1,502,069,787**	**100.0**	**79.0**
Five Percent Holders					
SFS Holding Corp.[2]	1,502,069,787[3]	94.2	1,502,069,787	100.0	79.0[7]
Alec Gores[5]	5,667,997	6.1	—	—	*
The Vanguard Group[6]	7,930,982	8.6	—	—	*

*   Less than one percent.

Unless otherwise indicated, the business address of SFS Corp. and UWMC's executive officers and directors in this table is c/o UWM Holdings Corporation, 585 South Boulevard E, Pontiac, Michigan, 48341.

(1)   Total Voting Power is calculated based on each share of Class A common stock having one vote and each share of Class D common stock having ten votes, subject to the voting limitation included in our Certificate of Incorporation that limits the ability of SFS Corp. to vote to 79% of total voting power.

(2)   Mat Ishbia is the President and sole director of SFS Corp. All of the voting stock of SFS Corp. is held by the Mat Ishbia South Dakota Trust, a directed trust (the "Trust"). The trustee of the Trust takes direction from Mat Ishbia, as trust advisor of the Trust, with respect to the voting and disposition of our common stock held by the Trust. Mat Ishbia disclaims beneficial ownership of these shares of common stock, except to the extent of any pecuniary interest therein.

(3)   With respect to the Class A common stock beneficially owned, assumes that (a) all UWM Class B Common Units (together with the stapled shares of Class D common stock) have been exchanged pursuant to the terms thereof for shares of Class A common stock.

(4)   In addition to the shares included in the table, Justin Ishbia is the beneficiary of trusts that hold a 23% pecuniary non-voting interest in SFS Corp.

(5)   According to a Schedule 13G (Amendment No. 1) filing made on February 11, 2022, consists of (i) 3,141,599 shares of Class A common stock owned directly by AEG Holdings, LLC, a Delaware limited liability company ("AEG"), (ii) 2,107,538 shares of Class A common stock issuable upon exercise of Warrants owned directly by AEG, (iii) 30,000 shares of Class A common stock owned directly by NBI Irrevocable Trust #4, a trust for the benefit of one of Mr. Gores's children, (iv) 150,000 shares of Class A Common stock owned directly by NBI Irrevocable Trust #5, a trust for the benefit of one of Mr. Gores's children, (v) 150,000 shares of Class A Common stock owned directly by NBI Irrevocable Trust #6, a trust for the benefit of one of Mr. Gores's children, and (vi) 88,840 shares of Class A Common stock owned directly by

Pacific Credit Corp., an entity in which Mr. Gores has dispositive power with respect to the securities owned directly thereby and, accordingly, may be deemed to have beneficial ownership of the shares of Class A common stock owned directly thereby, in each case as of December 31, 2021. Mr. Gores is the managing member of AEG and, accordingly, may be deemed to have beneficial ownership of the shares of Class common stock owned directly thereby. Mr. Gores is the managing member of AEG. The business addresses of Mr. Gores and AEG is c/o AEG Holdings, LLC, 9800 Wilshire Blvd. Beverly Hills, CA 90212.

(6) According to a Schedule 13G filing made on February 14, 2022, The Vanguard Group, a Pennsylvania investment advisor ("Vanguard"), has (i) shared voting power over 50,148 shares of Class A common stock, (ii) sole dispositive power over 7,813,201 shares of Class A common stock and (iii) shared dispositive power over 117,781 shares of Class A common stock. The business address of The Vanguard Groups is 100 Vanguard Blvd., Malvern, PA 19355.

(7) Without the voting limitation contained in our Charter, SFS Corp. and Mr. Ishbia, as control person of SFS Holding Corp, would have 99% of the total voting power of our common stock.

PROPOSAL 2 – RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS

INTRODUCTION

The Audit Committee is directly responsible for the appointment, compensation, retention and oversight of our independent registered public accounting firm. To execute this responsibility, the Audit Committee engages in a comprehensive evaluation of the independent registered public accounting firm's qualifications, performance and independence and whether the independent registered public accounting firm should be rotated, and considers the advisability and potential impact of selecting a different independent registered public accounting firm.

The Audit Committee of the Board of Directors has appointed Deloitte to continue to serve as our independent registered public accounting firm for the 2022 fiscal year. Deloitte has served as our independent registered public accounting firm since 2020. In accordance with SEC rules and Deloitte policies, audit partners are subject to rotation requirements to limit the number of consecutive years an individual partner may provide audit service to us. For lead and concurring review audit partners, the maximum number of consecutive years of service in that capacity is five years.

The Audit Committee and the Board of Directors believe that the continued retention of Deloitte as our independent registered public accounting firm is in the best interest of UWMC and our stockholders, and we are asking our stockholders to ratify the selection of Deloitte as our independent registered public accounting firm for 2022. Although ratification is not required by our Bylaws or otherwise, the Board is submitting the selection of Deloitte to our stockholders for ratification because we value our stockholders' views on our independent registered public accounting firm and as a matter of good corporate practice. In the event our stockholders do not ratify the appointment, the appointment may be reconsidered by the Audit Committee. Ratification of the appointment of Deloitte to serve as our independent registered public accounting firm for the 2022 fiscal year will in no way limit the Audit Committee's authority to terminate or otherwise change the engagement of Deloitte for the 2022 fiscal year.

We expect a representative of Deloitte to attend the Annual Meeting. The representative will have an opportunity to make a statement if he or she desires and also will be available to respond to appropriate questions.

In connection with the audit of our 2022 financial statements and internal control over financial reporting, we entered into an agreement with Deloitte which sets forth the terms by which Deloitte performed audit services for us.

FEES PAID TO DELOITTE

We were billed for professional services provided with respect to fiscal years 2020 and 2021 by Deloitte in the amounts set forth in the following table.

Services Provided	2020	2021
Audit Fees(1)	$1,134,210	1,850,494
Audit-Related Fees(2)	-	307,083
Tax Fees	-	22,995
All Other Fees(3)	-	525,000
Total	$1,134,210	2,705,572

(1) These professional services included (1) fees associated with (a) the audit of our annual financial statements (Form 10-K), (b) reviews of our quarterly financial statements (Form 10-Qs), (c) the audit of UWM's internal control over financial reporting in connection with UWMC's compliance with Section 404 of the Sarbanes-Oxley Act of 2002

(2) Relates to fees arising from (a) the preparation and review of our various documents relating to our high yield debt offerings, including the preparation of comfort letters, and (b) consents to our registration statements filed in 2021.

(3) Relates to IT controls assessment services and services related to the private label securitizations.

PRE-APPROVAL POLICIES AND PROCEDURES FOR AUDIT AND PERMITTED NON-AUDIT SERVICES

Consistent with requirements of the SEC and the Public Company Accounting Oversight Board regarding auditor independence, the Audit Committee has responsibility for (1) appointing, (2) negotiating, (3) setting the compensation of and (4) overseeing the performance of the independent registered public accounting firm. The Audit Committee's policy requires that the Audit Committee must approve any audit or permitted non-audit service proposed to be performed by its independent auditors in advance of the performance of such service. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has delegated to the Chair of the Audit Committee, the authority to pre-approve all audit or permitted non-audit services obtained from Deloitte in an amount up to $100,000. Any pre-approvals granted under such delegation of authority are to be reported to the Audit Committee at the next regularly scheduled meeting. In connection with making any pre-approval decisions, the Audit Committee must consider whether the provision of such permitted non-audit services by Deloitte is consistent with maintaining Deloitte's status as our independent auditors.

Consistent with these policies and procedures, the Audit Committee pre-approved all of the services rendered by Deloitte during fiscal year 2021, as described above.



RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors recommends a vote "**FOR**" ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the 2022 fiscal year.

AUDIT COMMITTEE REPORT

The Audit Committee oversees the accounting and financial reporting processes of UWMC on behalf of the Board of Directors. Management has primary responsibility for UWMC's financial statements, financial reporting process and internal controls over financial reporting. The independent auditors are responsible for performing an independent audit of UWMC's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) and evaluating the effectiveness of internal controls over financial reporting and issuing reports thereon. The Audit Committee's responsibility is to select the independent auditors and monitor and oversee the accounting and financial reporting processes of UWMC, including UWMC's internal controls over financial reporting, and the audits of the financial statements of UWMC.

During the course of 2021 and the first quarter of 2022, the Audit Committee regularly met and held discussions with management and the independent auditors. In the discussions related to UWMC's consolidated financial statements for fiscal year 2021, management represented to the Audit Committee that such consolidated financial statements were prepared in accordance with U.S. generally accepted accounting principles. The Audit Committee reviewed and discussed with management and the independent auditors the audited consolidated financial statements for fiscal year 2021, management's annual report on internal control over financial reporting, the results of the independent auditor's testing and the evaluation of UWMC's internal control over financial reporting and the independent auditor's attestation report regarding management's assessment of internal control over financial reporting.

In fulfilling its responsibilities, the Audit Committee discussed with the independent auditors those matters required to be discussed by the auditors with the Audit Committee under the rules adopted by the Public Company Accounting Oversight Board. In addition, the Audit Committee received from the independent auditors the written disclosures and letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence, and the Audit Committee discussed with the independent auditors that firm's independence. In connection with this discussion, the Audit Committee also considered whether the provision of services by the independent auditors not related to the audit of UWMC's financial statements for fiscal year 2021 is compatible with maintaining the independent auditors' independence. The Audit Committee's policy requires that the Audit Committee approve any audit or permitted non-audit service proposed to be performed by its independent auditors in advance of the performance of such service.

Based upon the Audit Committee's discussions with management and the independent auditors and the Audit Committee's review of the representations of management and the written disclosures and letter of the independent auditors provided to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements for the year ended December 31, 2021, be included in UWM's Annual Report on Form 10-K, for filing with the SEC. See the portion of this proxy statement titled "Corporate Governance—Board Committees" beginning on page 16 for information on the Audit Committee's meetings in 2021.

The Audit Committee

Robert Verdun (Chair)
Isiah Thomas
Kelly Czubak
April 21, 2022

Notwithstanding anything to the contrary set forth in any of our previous filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended (the "Exchange Act") that might incorporate future filings, including this proxy statement, in whole or in part, the Audit Committee Report above and the Compensation Committee Report above shall not be incorporated by reference into this proxy statement.

PROPOSAL 3 – ADVISORY VOTE ON EXECUTIVE OFFICER COMPENSATION

INTRODUCTION

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (known as the Dodd-Frank Act) requires us to provide our stockholders with the opportunity to approve, on a nonbinding, advisory basis, the compensation of our named executive officers. At the 2022 Annual Meeting, we will also ask our stockholders, in a non-binding advisory proposal, to vote on the preferred frequency of the Say on Pay proposal, which is discussed more in Proposal 4.

We provide our stockholders with the opportunity to cast an annual advisory vote on the compensation of our named executive officers as disclosed in the Compensation Discussion and Analysis, the compensation tables and the narrative disclosures that accompany those tables. At the 2022 Annual Meeting, we are asking our stockholders to approve, on an advisory basis, the 2021 compensation of our named executive officers as disclosed in this proxy statement.

We encourage stockholders to review the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure on pages 22 to 30. As discussed in the Compensation Discussion and Analysis, we believe that our compensation policies and decisions are designed to incentivize and reward the creation of stockholder value.

We believe that our executive compensation program strikes the appropriate balance between utilizing responsible, measured pay practices and effectively incentivizing our executives to dedicate themselves fully to value creation for our stockholders.

PROPOSAL

On the basis of the Compensation Discussion and Analysis, the compensation tables and the related narrative disclosure on pages 22 to 30 of this proxy statement, we are requesting that our stockholders vote on the following resolution:

RESOLVED, that the stockholders of UWMC approve, on an advisory basis, the compensation of UWM's named executive officers, as described in the Compensation Discussion and Analysis section, the tabular disclosure regarding such compensation, and the accompanying narrative disclosure, set forth in UWMC's 2022 Annual Meeting proxy statement.

NON-BINDING VOTE

Although this Say on Pay vote on executive compensation is non-binding, the Board and the Compensation Committee will review the results of the vote and will take into account the outcome of the vote when determining future executive compensation arrangements.



RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors recommends a vote "**FOR**" adoption of the resolution approving the compensation of our named executive officers.

PROPOSAL 4—ADVISORY VOTE ON THE FREQUENCY OF THE ADVISORY VOTE ON COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS

INTRODUCTION

In accordance with Section 14A of the Exchange Act, we are asking stockholders to indicate how frequently they would like us to hold an advisory vote on the compensation of our named executive officers (Say on Pay), such as Proposal 3 in this proxy statement. By voting on this Proposal 4, stockholders may indicate whether they would prefer an advisory vote on Say on Pay be held every one, two or three years, or may abstain. Stockholders will have an opportunity to cast an advisory vote on the frequency of the Say on Pay vote at least every six years.

PROPOSAL

Our Board believes that a frequency of every "one year" is the appropriate choice for conducting and responding to a Say on Pay vote for UWMC because a vote every year helps our stockholders consider the effectiveness of our compensation strategies and provide feedback to our Compensation Committee.

NON-BINDING VOTE

This advisory vote on the frequency of future advisory votes on executive compensation is non-binding on our Board, but our Compensation Committee and our Board will give careful consideration to the voting results on this proposal. Our Board intends to initially adopt the frequency that receives the most votes cast. Notwithstanding our Board's recommendation and the outcome of the stockholder vote, our Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.



RECOMMENDATION OF THE BOARD OF DIRECTORS

The Board of Directors recommends a vote for "**ONE YEAR**" for the frequency of conducting the Say on Pay vote.

Q&A ABOUT VOTING

Q: *Who may vote at the Annual Meeting?*

A: All stockholders of record of our common stock on the record date and beneficial owners of our common stock on the record date holding a valid proxy for the annual meeting from their broker, bank or other nominee giving them the right to vote the shares, are entitled to attend and vote at the annual meeting.

Except as described further below, each holder of Class B common stock and Class D common stock is entitled to 10 votes per share and each holder of Class A common stock and Class C common stock is entitled to one vote per share on all matters submitted to our stockholders for a vote. All classes of our common stock with voting rights will vote together as a single class on all matters described in this proxy statement. As of the record date, there were 1,594,600,860 shares of common stock outstanding, consisting of 92,531,073 shares of Class A common stock and 1,502,069,787 shares of Class D common stock. As of the record date, all of our outstanding Class D common stock is held by SFS Corp. (the "SFS Securities"). There are no outstanding shares of Class B common stock or Class C common stock.

The Voting Limitation in our certificate of incorporation provides that, at any time when the aggregate voting power of the SFS Corp. Securities would be equal to or greater than 79% of the total voting power of our outstanding stock, the number of votes per share of each SFS Corp. security will be reduced such that the aggregate voting power of all of the SFS Securities is equal to 79%.

As a result of the Voting Limitation, as of the record date, (a) each outstanding share of Class D common stock held by SFS Corp. is entitled to 0.2318 votes per share, representing an aggregate of 79.0% of the combined voting power of our outstanding common stock and (c) each outstanding share of Class A common stock is entitled to one vote per share, representing an aggregate of 21% of the combined voting power of our outstanding common stock. Because each holder of Class B common stock and Class D common stock is entitled to 10 votes per share, SFS Corp. will continue to have such control as long as it owns at least 10% of our issued and outstanding common stock. Without the Voting Limitation, SFS Corp. would have approximately 99% of the combined voting power of our common stock.

Q: *What constitutes a quorum, and why is a quorum required?*

A: We are required to have a quorum of stockholders present to conduct business at the meeting. The presence at the meeting, in person or by proxy, of the holders of a majority of the shares entitled to vote on the record date will constitute a quorum, permitting us to conduct the business of the meeting. Proxies received but marked as abstentions, if any, will be included in the calculation of the number of shares considered to be present at the meeting for quorum purposes. If we do not have a quorum, we will be forced to reconvene the Annual Meeting at a later date.

Q: *How do I vote?*

A: If you are a stockholder of record, you may vote:

 Via Internet    By mail, if you have received a paper copy of the proxy materials

 In person at the meeting

Detailed instructions for Internet and telephone voting are set forth on the Notice, which contains instructions on how to access our proxy statement and annual report online. You may also vote in person at the Annual Meeting.

If you are a beneficial stockholder, you must follow the voting procedures of your nominee included with your proxy materials. If your shares are held by a nominee and you intend to vote at the meeting, please bring with you evidence of your ownership as of the record date (such as a letter from your nominee confirming your ownership or a bank or brokerage firm account statement).

Q: *What am I voting on?*

A: At the Annual Meeting you will be asked to vote on the following four proposals. We will also consider other business that properly comes before the meeting in accordance with Delaware law and our Bylaws. Our Board recommendation for each of these proposals is set forth below.

Proposal	How You Can Vote	Board Recommendation
1: Election of Kelly Czubak, Alex Elezaj and Mat Ishbia, as directors for a three-year term expiring at the 2025 Annual Meeting	• FOR the election of all Class I director nominees named herein • WITHHOLD authority to vote for all such Class I director nominees • Individually vote FOR or WITHHOLD with respect to each Class I director nominees by indicating in the space provided on the proxy	**FOR** each director nominee
2: Ratification of appointment of Deloitte as our independent registered public accounting firm for the 2022 fiscal year	• FOR • AGAINST • You may indicate that you wish to ABSTAIN from voting on the matter	**FOR**
3: Advisory Vote on the compensation of our Named Executive Officers ("Say on Pay")	• FOR • AGAINST • You may indicate that you wish to ABSTAIN from voting on the matter	**FOR**
4: Advisory Vote on the frequency of the advisory vote on compensation of our Named Executive Officers. ("Say on Frequency")	• You may vote one of: EVERY ONE YEAR, EVERY TWO YEARS or EVERY THREE YEARS • You may indicate that you wish to ABSTAIN from voting on the matter	**ONE YEAR**

Q: *What happens if additional matters are presented at the Annual Meeting?*

A: Other than the items of business described in this proxy statement, we are not aware of any other business to be acted upon at the Annual Meeting. If you grant a proxy, the persons named as proxy holders, Mat Ishbia and Adam Wolfe, will have the discretion to vote your shares on any additional matters properly presented for a vote at the meeting in accordance with Delaware law and our Bylaws.

Q: *What if I abstain on a proposal?*

A: If you sign and return your proxy marked "abstain" on any proposal, your shares will not be voted on that proposal. However, your shares will be counted for purposes of determining whether a quorum is present.

Q: *What is the required vote for approval of each of the proposals and what is the impact of abstentions?*

A:

Proposal	Vote Required for Approval	Abstentions
1: Election of Directors	Majority of votes cast	No impact
2: Ratification of Deloitte as independent registered public accounting firm	Majority of votes cast	No impact
3: Say on Pay	Majority of votes cast	No impact
4: Say on Frequency	Majority of votes cast	No impact

A proposal has received a majority of the votes cast if the votes cast "FOR" a proposal exceed the votes cast "AGAINST" a proposal. In addition, we intend to evaluate the advisory proposals, Proposal 3 and 4, using the same standard. Consequently, abstentions will have no impact on the results, as they are not counted as votes cast.

Q: *What is the effect of the advisory vote on Proposal 3?*

A: Proposal 3 is an advisory vote. This means that while we ask stockholders to approve the resolution regarding Say on Pay, this is not an action that requires stockholder approval. If a majority of votes are cast "FOR" the Say on Pay proposal, we will consider the proposal to be approved. Abstentions are not counted as votes "FOR" or "AGAINST" this proposal. Although the vote on Proposal 3 is non-binding, our Board and the Compensation Committee will review the result of the vote and take it into account in making determinations concerning executive compensation.

Q What is the effect of the advisory vote on Proposal 4?

A: Proposal 4 is an advisory vote. This means that while we ask stockholders to select how often they believe we should hold our Say on Pay advisory vote, it is non-binding on our Board. Our Board intends to initially adopt the frequency that receives the most votes cast. However, our Board may in the future decide to conduct advisory votes on a more or less frequent basis and may vary its practice based on factors such as discussions with stockholders and the adoption of material changes to compensation programs.

Q: *What if I sign and return my proxy without making any selections?*

A: If you sign and return your proxy without making any selections, your shares will be voted "FOR" Proposals 1, 2 and 3 and for "ONE YEAR" on Proposal 4. If other matters properly come before the meeting, Mat Ishbia and Adam Wolfe will have the authority to vote on those matters for you at their discretion. As of the date of this proxy statement, we are not aware of any matters that will come before the meeting other than those disclosed in this proxy statement.

Q*: What is the difference between a stockholder of record and a beneficial owner?*

A: If your shares are registered directly in your name with UWM's transfer agent, American Stock Transfer Company, N.A., you are considered the "stockholder of record" with respect to those shares. If your shares are held by a brokerage firm, bank, trustee or other agent ("nominee"), you are considered the "beneficial owner" of shares held in street name. The Notice of Internet Availability of Proxy Materials ("Notice") has been forwarded to you by your nominee who is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your nominee on how to vote your shares by following their instructions for voting by telephone or on the Internet or, if you specifically request a copy of the printed materials, you may use the voting instruction card included in such materials.

Q: *What if I am a beneficial stockholder and I do not give the nominee voting instructions?*

A: If you are a beneficial stockholder and your shares are held in the name of a broker, the broker is bound by the rules of the New York Stock Exchange regarding whether or not it can exercise discretionary voting power for any particular proposal if the broker has not received voting instructions from you. Brokers have the authority to vote shares for which their customers do not provide voting instructions on certain "routine" matters. A broker non-vote occurs when a nominee who holds shares for another does not vote on a particular item because the nominee does not have discretionary voting authority for that item and has not received instructions from the owner of the shares. Broker non-votes are included in the calculation of the number of votes considered to be present at the meeting for purposes of determining the presence of a quorum but are not counted as votes cast with respect to a matter on which the nominee has expressly not voted.

The table below sets forth, for each proposal on the ballot, whether a broker can exercise discretion and vote your shares absent your instructions and if not, the impact of such broker non-vote on the approval of the proposal.

Proposal	Can Brokers Vote Absent Instructions?	Impact of Broker Non-Vote
1: Election of Directors	No	None
2: Ratification of Deloitte as Auditors	Yes	Not Applicable
3: Say on Pay	No	None
4: Say on Frequency	No	None

Q: *Can I change my vote after I have delivered my proxy?*

A: Yes. You may revoke your proxy at any time before its exercise. You may also revoke your proxy by voting in person at the Annual Meeting. If you are a beneficial stockholder, you must contact your nominee to change your vote or obtain a proxy to vote your shares if you wish to cast your vote in person at the meeting.

Q: *Who can attend the Annual Meeting?*

A: Only stockholders and our invited guests are invited to attend the Annual Meeting. To gain admittance, you must bring a form of personal identification to the meeting, where your name will be verified against our stockholder list. If a broker or other nominee holds your shares and you plan to attend the meeting, you should bring a recent brokerage statement showing your ownership of the shares as of the record date, a letter from the broker confirming such ownership, and a form of personal identification.

We currently intend to hold the Annual Meeting in person. However, we are actively monitoring the ongoing COVID-19 pandemic and are sensitive to the public health and travel concerns that our stockholders may have, as well as protocols that federal, state, and local governments may impose. If it is not possible or advisable to hold the Annual Meeting in person, we will announce alternative arrangements for the meeting as promptly as practicable, which may include switching to a virtual meeting format, or changing the time, date or location of the Annual Meeting. Any such change will be announced via a press release, which will be available at our website, www.UWM.com under Investor Relations, and filed as definitive additional soliciting materials with the SEC.

Q: *If I plan to attend the Annual Meeting, should I still vote by proxy?*

A: Yes. Casting your vote in advance does not affect your right to attend the Annual Meeting.

If you vote in advance and also attend the meeting, you do not need to vote again at the meeting unless you want to change your vote. Written ballots will be available at the meeting for stockholders of record.

Beneficial stockholders who wish to vote in person must request a legal proxy from the broker or other nominee and bring that legal proxy to the Annual Meeting.

Q: *Where can I find voting results of the Annual Meeting?*

A: We will announce the results for the proposals voted upon at the Annual Meeting and publish final detailed voting results in a Form 8-K filed within four business days after the Annual Meeting.

Q: *Who should I contact with other questions?*

A: If you have additional questions about this proxy statement or the meeting or would like additional copies of this proxy statement or our annual report, please contact: UWM Holdings Corporation, 585 S Boulevard E, Pontiac, MI 48341, Attention: Investor Relations, Email: investorrelations@uwm.com.

OTHER MATTERS

DELINQUENT SECTION 16(A) REPORTS

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC and NYSE reports of ownership and changes in ownership of our Class A common stock. Executive officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based on the review of copies of such reports furnished to us and written representations that no other reports were required, we believe that, during 2021, our executive officers, directors and greater than 10% beneficial owners timely complied with all Section 16(a) filing requirements applicable to them.

STOCKHOLDER PROPOSALS AND DIRECTOR NOMINATIONS

Stockholder proposals and director nominations pursuant to the advance notice provision in our Bylaws should be sent to UWMC at the address set forth in the Notice. To be considered for inclusion in UWM's proxy statement for the 2023 Annual Meeting of stockholders, the deadline for submission of stockholder proposals, pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended, is December 30, 2022. Additionally, pursuant to the advance notice provision in our Bylaws, UWMC must receive notice of any stockholder proposal or nomination for election as director to be submitted at the 2023 Annual Meeting of stockholders, but not required to be included in our proxy statement, no earlier than February 8, 2023 and no later than March 10, 2023. Our Bylaws set forth the information that is required in a written notice of a stockholder proposal. The persons named in the proxies solicited by management may exercise discretionary voting authority with respect to such proposal.

LIST OF STOCKHOLDERS ENTITLED TO VOTE AT THE ANNUAL MEETING

The names of stockholders of record entitled to vote at the Annual Meeting will be available at our corporate office for a period of 10 days prior to the Annual Meeting and continuing through the Annual Meeting.

EXPENSES RELATING TO THIS PROXY SOLICITATION

We will pay all expenses relating to this proxy solicitation. In addition to this solicitation by mail, our officers, directors, and employees may solicit proxies by telephone or personal call without extra compensation for that activity. We also expect to reimburse banks, brokers and other persons for reasonable out-of-pocket expenses in forwarding proxy materials to beneficial owners of our stock and obtaining the proxies of those owners.

COMMUNICATION WITH UWMC'S BOARD OF DIRECTORS

Stockholders may communicate with the Board of Directors by directing their communications in a hard copy (i.e., non-electronic) written form to the attention of one or more members of the Board of Directors, or to the Board of Directors collectively, at our corporate office located at 585 S Boulevard E, Pontiac, MI 48341. A stockholder communication must include a statement that the author of such communication is a beneficial or record owner of shares of Class A common stock of UWM. Our Corporate Secretary will review all communications meeting the requirements discussed above and will remove any communications relating to (1) the purchase or sale of products or services, (2) communications from landlords relating to our obligations or the obligations of one of our subsidiaries under a lease, (3) communications from tenants relating to our obligations or the obligations of one of our subsidiaries under a lease, (4) communications from suppliers or vendors relating to our obligations or the obligations of one of our subsidiaries to such supplier or vendor, (5) communications from opposing parties relating to pending or threatened legal or administrative proceedings regarding matters not related to securities law matters or fiduciary duty matters, and (6) any other communications that the Corporate Secretary deems, in his or her reasonable discretion, unrelated to the business of UWM. The Corporate Secretary will compile all communications not removed in accordance with the procedure described above and will distribute such qualifying communications to the intended recipient(s). A copy of any qualifying communications that relate to our accounting and auditing practices will also be sent directly to the Chair of the Audit Committee, whether or not it was directed to such person.

AVAILABLE INFORMATION

We maintain an internet website at www.UWM.com. Copies of the Committee charters of each of the Audit Committee and Compensation Committee, together with certain other corporate governance materials, including our Code of Ethics and Code of Conduct, can be found under the Investor Relations—Corporate Governance section of our website at www.UWM.com, and such information is also available in print to any stockholder who requests it through our Investor Relations department at the address below.

We will furnish without charge to each person whose proxy is being solicited, upon request of any such person, a copy of the 2021 Form 10-K as filed with the SEC, including the financial statements and schedules thereto, but not the exhibits. In addition, such report is available, free of charge, through the Investor Relations—Corporate Governance section of our internet website at www.UWM.com. A request for a copy of such report should be directed to UWM Holdings Corporation, 585 S Boulevard E, Pontiac, MI 48341, Attention: Investor Relations. A copy of any exhibit to the 2021 Form 10-K will be forwarded following receipt of a written request with respect thereto addressed to Investor Relations.

ELECTRONIC DELIVERY

This year we again have elected to take advantage of the SEC's rule that allows us to furnish proxy materials to you online. We believe electronic delivery will expedite stockholders' receipt of materials, while lowering costs and reducing the environmental impact of our Annual Meeting by reducing printing and mailing of full sets of materials. We mailed the Notice containing instructions on how to access our proxy statement and annual report online on or about April 29, 2022. If you would like to receive a paper copy of the proxy materials, the Notice contains instructions on how to receive a paper copy.

HOUSEHOLDING

We have adopted a procedure approved by the SEC called "householding." Under this procedure, stockholders of record who have the same address and last name will receive only one copy of our Notice unless one or more of these stockholders notifies us that they wish to continue receiving individual copies. This procedure will reduce our printing costs and postage fees.

If you are eligible for householding, but you and other stockholders of record with whom you share an address currently receive multiple copies of the Notice, or if you hold stock in more than one account, and in either case you wish to receive only a single copy of the Notice for your household, please contact our transfer agent, American Stock Transfer Company, N.A. in writing: American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, New York 11219, or by telephone: (800) 937-5449. You may also access instructions with respect to certain stockholder matters (e.g., change of address) via the Internet at www.astfinancial.com.

If you participate in householding and wish to receive a separate copy of the Notice, or if you do not wish to participate in householding and prefer to receive separate copies of the Notice in the future, please contact American Stock Transfer Company as indicated above. Beneficial stockholders can request information about householding from their nominee.

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